Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117064

PROSPECTUS
DATED JANUARY 5, 2005

GVI SECURITY SOLUTIONS, INC.

33,911,808 Shares of Common Stock

This prospectus relates to the sale of up to 33,911,808 shares of our Common Stock by some of our stockholders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of Common Stock in this offering and therefore will not receive any proceeds from this offering. We may, however, receive proceeds upon the exercise of the warrants registered for sale hereunder in the event that such warrants are exercised. All costs associated with this registration will be borne by us.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our Common Stock currently trades in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “GVIS.” On January 4, 2005, the last reported sale price of our Common Stock was $4.70 per share.

Investing in our Common Stock involves a high degree of risks. Please refer to the “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS	10
USE OF PROCEEDS	10
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION	12
BUSINESS	19
MANAGEMENT	25
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	28
PRINCIPAL STOCKHOLDERS	31
SELLING STOCKHOLDERS	33
PLAN OF DISTRIBUTION	35
DESCRIPTION OF SECURITIES	36
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	38
LEGAL MATTERS	38
EXPERTS	38
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	38
WHERE YOU CAN FIND MORE INFORMATION	38
FINANCIAL STATEMENTS	F-1

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PROSPECTUS summary

This summary highlights selected information from this prospectus and may not contain all of the information that is important to an investor. We encourage you to read this entire prospectus, including our consolidated financial statements and the notes to our consolidated financial statements completely and carefully before deciding whether to invest in our Common Stock. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 37

Summary of our Business

Through our subsidiaries, we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems (CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. Rapor designs and manufactures high security building access portals (controlled door systems, with substance detection options). Rapor's patented Fast TracTM Rapid Access Portal is intended for use in high security installations, and can also be integrated with existing access control and surveillance systems.

The Company

We were incorporated in August 1996 as Thinking Tools, Inc. and were originally engaged in the software development business. From December 18, 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, we acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became our business. On April 12, 2004, we changed our name to GVI Security Solutions, Inc. and effected a one-for-65 reverse split our Common Stock.

Our executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007. Our telephone number is (972) 245-7353.

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THE OFFERING
Securities Offered by Selling Stockholders	33,911,808 shares of Common Stock, including 940,000 shares of Common Stock issuable upon exercise of warrants, and 3,510,000 shares of Common Stock issuable upon conversion of convertible notes.
Offering Price	Determined at the time of sale by the selling stockholders.
Use of Proceeds

We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders. We intend to use the proceeds from the exercise of outstanding warrants, if any, for general corporate purposes.

Shares of Common Stock outstanding before the offering	49,012,946 shares.
Risk Factors	An investment in the Company involves significant risks and uncertainties. See “Risk Factors,” beginning on page 3.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our Common Stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

RISKS RELATED TO OUR INDUSTRY AND OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO A SINGLE SUPPLIER.

We distribute Samsung Electronics surveillance and security products in North, Central and South America under a recently amended agreement that expires on December 31, 2005 with respect to sales made by us to retailers, and August 30, 2009 with respect to sales made by us to professional users and installers. Samsung has the right to terminate the Distribution Agreement in the event we fail to purchase the minimum amount of products required to be purchased by us in a given calendar year as provided in the Distribution Agreement. Although we have relationships with other manufacturers and believe we could purchase similar products from alternative sources, we currently derive a substantial amount of our revenues from the sale of Samsung products. For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung, and for the nine months ended September 30, 2004, approximately 65% of our revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND CHANGES IN OUR CUSTOMERS' REQUIREMENTS AND PREFERENCES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE MATERIALLY ADVERSELY AFFECTED.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

•	to enhance our existing products and services;
•	to anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

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WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.

Although GVI Security, Inc. was profitable prior to the closing of the merger, we incurred a net loss of approximately $2,722,000 for the nine-month period ended September 30, 2004. The loss is primarily attributable to increased administrative, accounting, finance and legal costs following the GVI merger and costs incurred in connection with expansion of distribution channels. These costs, together with acquisition costs and the performance of newly acquired subsidiaries may also contribute to future operating losses. In the event we are unable reduce our costs and/or generate sufficient additional revenues to offset our increased costs, we may continue to sustain losses and our business plan and financial condition will be materially and adversely affected.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF STRONG COMPETITION IN THE ELECTRONIC SECURITY SYSTEMS INDUSTRY, AND WE EXPECT THIS COMPETITION TO CONTINUE TO INTENSIFY.

The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, consulting firms and engineering and design firms and others that provide individual elements of a system. Some of our competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

WE DEPEND ON OUR MANUFACTURERS, SOME OF WHICH ARE OUR SOLE SOURCE FOR SPECIFIC PRODUCTS. OUR BUSINESS AND REPUTATION WOULD BE SERIOUSLY HARMED IF THESE MANUFACTURERS FAIL TO PERFORM THEIR CONTRACTUAL OBLIGATIONS TO US AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

In addition to Samsung, we have strategic relationships with a number of other manufacturers for our products. Our success depends in part on whether our manufacturers fulfill their contractual obligations satisfactorily and in a timely manner. If any of our manufacturers fail to satisfactorily perform their contractual obligations, we may be required to pursue replacement manufacturer relationships. If we are unable to find replacements on a timely basis, or at all, we may be forced to either temporarily or permanently discontinue the sale of certain products and associated services, which could expose us to legal liability, loss of reputation and risk of loss or reduced profit. Although we continually evaluate our relationships with our manufacturers and plan for contingencies if a problem should arise with a manufacturer, finding new manufacturers that offer a similar type of product would be a complicated and time consuming process and we cannot assure you that if we ever need to find a new manufacturer for certain of our products we would be able to do so on a completely seamless basis, or at all. Our business, results of operation and reputation would be adversely impacted if we are unable to provide our products to our customers in a timely manner.

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WE HAVE SUBSTANTIAL INDEBTEDNESS TO LAURUS MASTER FUND SECURED BY SUBSTANTIALLY ALL OF OUR ASSETS. IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURED NOTES ISSUED TO LAURUS, LAURUS MAY FORECLOSE ON OUR ASSETS AND WE MAY BE FORCED TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY THE NOTES.

On May 27, 2004, we borrowed $15,000,000 from Laurus pursuant to secured promissory notes and related agreements. The notes and agreements provide for the following events of default (among others):

•	failure to pay interest and principal when due,

•	an uncured breach by us of any material covenant, term or condition in any of the notes or related agreements,

•	a breach by us of any material representation or warranty made in any of the notes or in any related agreement,

•	any money judgment or similar final process is filed against us for more than $250,000,

•	any form of bankruptcy or insolvency proceeding is instituted by or against us, and

•	our Common Stock is suspended from our principal trading market for five consecutive days or five days during any ten consecutive days.

Upon the occurrence of an event of default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.

OUR FUTURE SUCCESS DEPENDS IN PART ON ATTRACTING AND RETAINING KEY SENIOR MANAGEMENT AND QUALIFIED TECHNICAL AND SALES PERSONNEL. WE ALSO FACE CERTAIN RISKS AS A RESULT OF THE RECENT CHANGES TO OUR MANAGEMENT TEAM.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on Nazzareno Paciotti who joined us as our Chief Executive Officer and Chief Financial Officer in February 2004 and is a party to an employment agreement with us. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we cannot work together effectively to overcome any operational challenges that arise during the integration process, if our new management team cannot master the details of our business and our market or if we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS, AND PRIMARILY ON A SINGLE RETAILER TO SELL OUR PRODUCTS IN THE RETAIL CHANNEL. DISRUPTION TO THESE DISTRIBUTION CHANNELS WOULD HARM OUR BUSINESS.

Because we sell a significant portion of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. Sales through our distributors to a major retailer comprised 96% of our retail sales for the year ended December 31, 2003. Any reduction in sales to that retailer could negatively impact our sales. Sales to that retailer are through a single independent distributor with whom we have an agreement. The agreement provides for that distributor to purchase products from us at a price equal to 108% of our base cost for such products so long as the distributor is able to generate gross margins from the sale of the products at levels specified in the agreement. Failure of the distributor to generate gross margins at or above the specified levels may reduce the price at which we are able to sell products to this distributor and could negatively impact our gross margins.

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Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

OUR BUSINESS AND REPUTATION AS A DISTRIBUTOR OF HIGH QUALITY VIDEO SURVEILLANCE AND SECURITY EQUIPMENT MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR SUBSTANDARD PERFORMANCE.

We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, product defects could result in substantial product liability. Although we currently maintain product liability insurance, we cannot assure you that it is adequate or that it will remain available on acceptable terms. If we face liability claims that exceed our insurance or that are not covered by our insurance, our business, financial condition and results of operation would be adversely affected.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased and plan to continue to increase the scope of our operations domestically and internationally. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. If we are unable to effectively manage our growth, our business could be adversely affected.

OUR GROWTH STRATEGY INCLUDES MAKING ACQUISITIONS IN THE FUTURE, WHICH COULD SUBJECT US TO SIGNIFICANT RISKS, ANY OF WHICH COULD HARM OUR BUSINESS.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. In December 2004 we completed the acquisition of Rapor, Inc. In addition, over time, we may acquire or make investments in other providers of product offerings that complement our business and other companies in the security industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management's attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to stockholders if we issue securities in any acquisition.

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Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCT OFFERINGS INVOLVE A LENGTHY SALES CYCLE AND WE MAY NOT ANTICIPATE SALES LEVELS APPROPRIATELY, WHICH COULD IMPAIR OUR PROFITABILITY.

Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in the United States and abroad. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control.

If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period.

WE FACE LABOR, POLITICAL AND CURRENCY RISKS BECAUSE SAMSUNG ELECTRONICS' FACTORIES ARE LOCATED IN KOREA, AND WE MAY FACE OTHER RISKS IF WE CONTINUE TO EXPAND OUR BUSINESS INTERNATIONALLY.

Since our main supplier is located in Korea, we may face a number of additional risks, including those arising from the current political tension between North and South Korea. While we have not faced any problems to date, in the future, as we continue to expand our business internationally, we may face:

•	regulatory limitations imposed by foreign governments,

•	fluctuations in currency exchange rates,

•	political, military and terrorist risks,

•	disruptions or delays in shipments caused by customs brokers or government agencies,

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, and

•	potentially adverse tax consequences resulting from changes in tax laws.

We cannot assure you that one or more of the factors described above will not have a material adverse effect on our business, financial condition and results of operation.

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INVESTMENT RISKS

OUR COMMON STOCK IS THINLY TRADED ON THE OTC BULLETIN BOARD, AND WE MAY BE UNABLE TO OBTAIN LISTING OF OUR COMMON STOCK ON A MORE LIQUID MARKET.

There is currently very limited volume of trading in our Common Stock and on many days there is no trading activity at all in our Common Stock. Our Common Stock is quoted on the OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

PENNY STOCK REGULATIONS MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

To the extent the price of our Common Stock remains below $5.00 per share, our Common Stock will be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and "accredited investors" must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.

SUBSTANTIALLY ALL OF OUR AUTHORIZED SHARES OF COMMON STOCK HAVE BEEN RESERVED FOR ISSUANCE PURSUANT TO OUTSTANDING OPTIONS, WARRANTS, CONVERTIBLE NOTES AND OTHER COMMITMENTS SO THAT ANY FUTURE EQUITY FINANCING OR USE OF COMMON STOCK FOR BUSINESS ACQUISITIONS MAY REQUIRE US TO AMEND OUR CERTIFICATE OF INCORPORATION TO INCREASE OUR AUTHORIZED COMMON STOCK. YOU SHOULD EXPECT THAT WE WILL SEEK STOCKHOLDER APPROVAL OF SUCH AN AMENDMENT AT OR BEFORE OUR NEXT ANNUAL MEETING OF STOCKHOLDERS.

As of January 5, 2005, there were issued and outstanding 49,012,946 shares of Common Stock, and warrants, options and convertible notes to purchase, and commitments to issue, an aggregate of approximately 20,460,000 additional shares of Common Stock. We have a total of 75,000,000 shares of Common Stock authorized under our certificate of incorporation. The proposed issuance of approximately 5,500,000 more shares of Common Stock in addition to those currently reserved for issuance would require us to amend our certificate of incorporation to increase our authorized Common Stock. You should expect that such an amendment will be proposed for stockholder approval at or before our next annual meeting of stockholders. No decision has been made as to the size of any increase that may be sought, and no assurance can be given that any such increase will be approved by our stockholders. Failure to increase our authorized Common Stock could limit or restrict our ability to raise working capital in a future equity financing and severely limit our ability to use Common Stock for desirable business acquisitions.

FUTURE SALES OF COMMON STOCK BY LAURUS AND OTHER STOCKHOLDERS COULD RESULT IN A DECLINE IN THE MARKET PRICE OF OUR STOCK.

Prior to the effective date of this registration statement, approximately 200,000 shares of our Common Stock were eligible for sale in the public market. This represents less than one half percent of our outstanding shares of Common Stock. Sales of a significant number of shares of our Common Stock in the public market could result in a decline in the market price of our Common Stock, particularly in light of the illiquidity and low trading volume in our Common Stock. In connection with the merger pursuant to which GVI became our wholly owned subsidiary, we agreed to file this registration statement covering up to 29,461,818 shares of our Common Stock currently outstanding. Those shares are currently subject to a lock-up which prohibits stockholders from selling more than 4% of the shares of Common Stock held by them in any 90-day period or at a price less than $2.75 per share. That lockup may be amended by the holders of a majority of the shares subject to that lockup without our consent. In addition, the holders of approximately 12,000,000 shares of Common Stock covered by this prospectus have agreed with the investors in our December 2004 private placement not to sell their shares of Common Stock at prices less than $2.75 per share until the date that is 30 days following the effectiveness of the registration statement registering the resale of the shares of Common Stock sold in our December 2004 private placement.

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In addition to agreeing to file a registration statement covering the 22,619,968 shares of Common Stock sold in the December 2004 private placement, we have agreed to file a registration statement covering

•	2,707,851 shares of Common Stock issued to former Rapor stockholders in December 2004,

•	1,353,925 shares of Common Stock underlying warrants issued to former Rapor stockholders in December 2004,

•	6,000,000 shares of Common Stock that may be issued to ESI, a distributor of ours, under our agreements with that distributor, and

•	766,666 shares of Common Stock underlying warrants issued to certain affiliates of ours under our October 2004 bridge financing.

We expect to file a registration statement covering all of these shares in January 2005. All of those shares, as well as the shares we may issue to Laurus covered by this prospectus, are not subject to any lock-up. Sales of substantial amounts of our Common Stock in the public market could adversely affect the market price of our Common Stock.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR SHARES, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

Our directors, executive officers and other principal stockholders beneficially owned approximately 55% of our outstanding Common Stock as of January 5, 2005. In addition, one of our principal stockholders is the holder of our Series B Convertible Preferred Stock which gives that stockholder the right to elect a majority of our directors until March 7, 2005. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, limited number of shares held in public float effect the liquidity of our Common Stock. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

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CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions, indicates a forward-looking statement.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results are beyond the ability of GVI Security Solutions to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made. For those statements, GVI Security Solutions claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 3.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of Common Stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

There will be no proceeds to the Company from the sale of shares of Common Stock in this offering. However, the Company may receive up to approximately $3,290,000 upon exercise of the outstanding warrants covered by this prospectus (assuming that no warrant holder acquires shares by a “cashless” exercise). We intend to use any proceeds from the exercise of warrants for working capital purposes.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock trades in the over-the-counter-market under the symbol “GVIS.” Prior to April 14, 2004, our Common Stock was quoted under the symbol “TSIM.” Trades in our Common Stock were reported by the OTC Bulletin Board from January 1, 2002 until June 9, 2002, and by Pink Sheets LLC from June 9, 2002 until December 13, 2004. Since December 13, 2004, trades of our Common Stock have been quoted on the OTC Bulletin Board. The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by OTC Bulletin Board and Pink Sheets LLC, respectively. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The high price during the second quarter of 2004 (and subsequent periods) reflects the one-for-65 reverse split of our Common Stock effected on April 12, 2004.

	Price
	High	Low
2002
First quarter	$0.24	$0.10
Second quarter	$0.15	$0.01
Third quarter	$0.15	$0.04
Fourth quarter	$0.045	$0.02

2003
First quarter	$0.02	$0.02
Second quarter	$0.03	$0.01
Third quarter	$0.05	$0.01
Fourth quarter	$0.10	$0.01

2004
First quarter	$0.51	$0.02
Second quarter	$32.51	$0.10
Third quarter	$6.00	$1.10
Fourth quarter	$8.00	$1.15

The number of holders of record for our Common Stock as of January 5, 2005 was approximately 165. This number excludes individual stockholders holding stock under nominee security position listings.

Dividends

We have not paid any cash dividends on our Common Stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, our agreements with Laurus prohibits the payment of cash dividends. Nonetheless, the holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds.

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Equity Compensation Plan Information

The following table sets forth information with respect to equity compensation plans (including individual compensation arrangements) of the Company as of December 31, 2003, as adjusted to reflect the subsequent one-for-65 reverse split of our Common Stock.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	158	$65.00	14,858
Equity compensation plans not approved by security holders	95,656	$29.90	-0-
Total	95,814	$29.90	14,858

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

From December 2000 until we acquired GVI Security, Inc. in a merger transaction on February 20, 2004, we had no active business operations. As a result of the merger, GVI Security, Inc. became our wholly-owned subsidiary, and the business of GVI Security became our business. Following the merger, on April 12, 2004, we changed our name from Thinking Tools, Inc. to GVI Security Solutions, Inc. Since the former stockholders of GVI Security, Inc. acquired a majority of our voting interests in the merger, the transaction was treated as a reverse acquisition, with GVI Security, Inc. treated as the acquirer for accounting purposes. Accordingly, the pre-merger financial statements of GVI Security, Inc. are our historical financial statements.

Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems (CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. Rapor designs and manufactures high security building access portals (controlled door systems, with substance detection options). Rapor's patented Fast TracTM Rapid Access Portal is intended for use in new, high security installations, and can also be seamlessly integrated with existing access control and surveillance systems.

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Rapor sustained a net loss of $430,401 on revenues of $648,447 for the year ended December 31, 2003. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies have significant effect in the preparation of our consolidated financial statements.

Revenue Recognition

Our primary source of revenue is from sales of our products. We generally recognize product revenue upon the shipment of merchandise to customers. The Company accrues for sales returns and warranty costs based on its experience.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from customers' inability to make payments. We assess each account that is more than 90 days delinquent and other accounts when information known to us indicates amounts may be uncollectible. In order to estimate the appropriate level of the allowance, we consider such factors as historical bad debts, current customer credit worthiness, changes in customer payment patterns and any correspondence with the customer. In 2003, we experienced losses, or recorded provisions for potential losses, totaling $503,000, or less than 1% of revenues. If the financial condition of our customers were to deteriorate and impair their ability to make payments, additional allowances might be required in future periods.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Revenues. Revenues increased 9.2% to approximately $15.9 million in the three months ended September 30, 2004 from approximately $14.5 million in the three months ended September 30, 2003. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by Samsung Electronics and the other manufacturers whose products we distribute. Also reflected in revenues for the three months ended September 30, 2004 is an accrual of approximately $325,000 for the negative effect of product returns and an offsetting amount of $199,000 for the reversal of accrued retail marketing costs.

Cost of Revenues. Cost of revenues increased 9.4% to approximately $13.1 million for the three months ended September 30, 2004 from approximately $12.0 million for the three months ended September 30, 2003. The increase was due to the increased revenue volume and higher freight costs.

As a result of the changes described above in revenues and costs of revenues, gross profit in the three months ended September 30, 2004 increased to approximately $2.8 million from approximately $2.6 million in the three months ended September 30, 2003, and gross profit as a percentage of revenues decreased to 17.8% for the three months ended September 30, 2004 compared with 17.9% for the three months ended September 30, 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 80.5% to approximately $3.6 million in the three months ended September 30, 2004 from approximately $2.0 million in the three months ended September 30, 2003.

Sales and Marketing. Sales and marketing expenses increased 104.7% to approximately $1.87 million in the three months ended September 30, 2004 from approximately $910,000 in the three months ended September 30, 2003. The increase was primarily due to increased commissions, salaries related to staffing the new Enterprise Solutions Group, contract and temporary help, and travel-related expenses.

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General and Administrative. General and administrative expenses increased 60% to approximately $1.73 million in the three months ended September 30, 2004 from approximately $1.08 million in the three months ended September 30, 2003. The increased general and administrative expense was primarily due to increased salaries and wages associated with additional hires, costs associated with being a public company, and the accrual of amounts resulting from the termination agreement with an employee, with no corresponding type charges in the three months ended September 30, 2003.

Interest Expense. Interest expense in the three months ended September 30, 2004 increased 225% to approximately $166,000 from approximately $51,000 in the three months ended September 30, 2003. The increase was primarily related to higher outstanding borrowings during the three months ended September 30, 2004, and the amortization of $121,000 of loan origination fees during the three months ended September 30, 2004 compared to amortization of $5,000 of loan fees during the three months ended September 30, 2003.

Income Tax Expense (Benefit). The provision for federal, state and local income tax was an expense of approximately $2,000 primarily as a result of an estimated income tax loss carry back for the 2004 tax year compared with an expense of $230,000 for the three months ended September 30, 2003. Prior to May 23, 2003, GVI Security, Inc. elected to be taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its income for the period from January 1, 2003 until May 2003.

Other Non-Operating Expense. The current value of shares of Common Stock issued in settlement of certain claims pursuant to the Settlement Agreement and General Release with William A. Teitelbaum was recorded as other non-operating expense in the amount of $149,500 in the three months ended September 30, 2004, with no corresponding type charges in the three months ended September 30, 2003.

Net Income. As a result of the items discussed above there was a net loss of $1,084,000 in the three months ended September 30, 2004 compared with a net income of $336,000 in the three months ended September 30, 2003.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues. Net revenues increased 22.9% to approximately $45.9 million in the nine months ended September 30, 2004 from approximately $37.3 million in the nine months ended September 30, 2003. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute. Also reflected in revenues for the nine months ended September 30, 2004 is an accrual of approximately $325,000 for the negative effect of product returns and an offsetting amount of $199,000 for the reversal of accrued retail marketing costs.

Cost of Revenues. Cost of revenues increased 24.1% to approximately $38.4 million for the nine months ended September 30, 2004 from approximately $30.9 million for the nine months ended September 30, 2003. The increase was due to the increased revenue volume, higher costs associated with initial shipments to begin fulfilling an annual contract with a major retailer, and costs associated with a malfunction of two specific products which have since been corrected. Additionally, during the period the company incurred higher freight costs and changes in our product mix. As a result of the changes in sales and costs of revenues, gross profit in the nine months ended September 30, 2004 increased to approximately $7.5 million from approximately $6.4 million in the nine months ended September 30, 2003, and gross profit as a percentage of net sales decreased to 16.4% for the nine months ended September 30, 2004 compared with 17.2% for the nine months ended September 30, 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 107.8% to approximately $10.3 million in the nine months ended September 30, 2004 from approximately $5.0 million in the nine months ended September 30, 2003.

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Sales and Marketing. Sales and marketing expenses increased 109.7% to approximately $5.0 million in the nine months ended September 30, 2004 from approximately $2.4 million in the nine months ended September 30, 2003. The increase was primarily due to increased commissions, salaries related to staffing the new Enterprise Solutions Group, contract and temporary help, and travel-related expenses.

General and Administrative. General and administrative expenses increased 106.1% to approximately $5.3 million in the nine months ended September 30, 2004 from approximately $2.6 million in the nine months ended September 30, 2003. The increased general and administrative expense was primarily due to increased salaries and wages associated with additional hires, costs associated with being a public company, and the accrual of amounts resulting from a termination agreement with an employee, with no corresponding type charges in the nine months ended September 30, 2003.

Interest Expense. Interest expense in the nine months ended September 30, 2004 increased 163% to approximately $418,000 from approximately $159,000 in the nine months ended September 30, 2003. The increase was primarily related to higher outstanding borrowings during the nine months ended September 30, 2004, and the amortization of $167,000 of loan origination fees during the nine months ended September 30, 2004 compared to amortization of $13,000 of loan fees during the nine months ended September 30, 2003.

Income Tax Expense (Benefit). The provision for federal, state and local income tax benefit was a tax benefit of approximately $632,000 for the nine months ended September 30, 2004 (primarily as a result of an estimated tax loss carry back) compared with an expense of $306,000 for the nine months ended September 30, 2003. Prior to May 23, 2003, GVI elected to be taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the period from January 1, 2003 until May 2003.

Other Non-Operating Expense. The current value of shares of Common Stock issued in settlement of certain claims pursuant to the Settlement Agreement and General Release with William A. Teitelbaum was recorded as other non-operating expense in the amount of $149,500 in the nine months ended September 30, 2004, with no corresponding type charges in the nine months ended September 30, 2003.

Net Income. As a result of the items discussed above, in the nine months ended September 30, 2004 there was a net loss of $2.72 million, compared with net income of $989,000 in the nine months ended September 30, 2003.

Year Ended December 31, 2003 Compare to Year Ended December 31, 2002

Net Revenues. Total net revenues increased 52% to approximately $56.3 million for the year 2003 from approximately $37.1 million in 2002. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

Cost of Goods Sold. Total cost of goods sold increased 53% to approximately $46.7 million in 2003 from approximately $30.5 million in 2002. The increase was due to the increased revenue volume in addition to higher inbound freight costs and changes in our product mix. As a result of the changes in sales and costs of goods sold, gross profit for 2003 increased to approximately $9.7 million from approximately $6.6 million for 2002, and gross profit as a percentage of net sales decreased to 17.2% for 2003, compared with 17.7% for 2002.

Operating Expenses. Total operating expenses increased 49% to approximately $7.6 million in 2003 from approximately $5.1 million in 2002.

Sales and Marketing. Sales and marketing expenses increased 30% to approximately $3.5 million in 2003 from approximately $2.6 million in 2002. The increase was primarily due to increased commissions, salaries and travel-related expenses.

General and Administrative. General and administrative expenses increased 69% to approximately $4.1 million in 2003 from approximately $2.5 million in 2002. The increase was primarily due to increased salaries and wages associated with additional hires and additional provision for doubtful accounts resulting from our higher revenues.

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Interest Expense. Interest expense for 2003 decreased 7% to approximately $228,000 in 2003 from approximately $244,000 in 2002. The decrease was primarily related to lower interest rates during 2003 compared with 2002.

Provision For Income Taxes. The provision for federal, state and local income taxes was approximately $536,000 for 2003 and approximately $56,000 for 2002. Prior to May 23, 2003, GVI was taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the year ended December 31, 2002 and for the period from January 1, 2003 until May 2003. In May 2003, GVI lost its Sub Chapter S corporation status, and accordingly a provision was made for the payment of income taxes based on GVI's prorated taxable income for 2003.

Net Income. As a result of the items discussed above, net income for 2003 was approximately $1.3 million, compared with net income of approximately $1.1 million for 2002, an increase of 11%.

Liquidity and Capital Resources

Historically, GVI has funded its operations primarily through cash generated from operations as well as borrowings under secured revolving credit facilities.

On May 27, 2004, we closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which we were provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, we borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under our revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all of our assets.

The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly commencing June 1, 2004, and amortizing payments of principal on the term loan are payable monthly on the first day of each month commencing September 1, 2004, with a final payment due on May 27, 2007 as set forth in the table below.

Period	Principal Amount

September 2004 through December 2004	$75,000 per month

January 2005 through May 2005	$75,000 per month

June 2005 through May 2006	$150,000 per month

June 2006 through April 2007	$190,000 per month

May 2007	$435,000

The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month we have registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of our Common Stock, at the end of the month, in excess of the conversion price under the Term Note.

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Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share, and currently equal to $1.91 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share, and currently equal to $2.22 per share. To the extent we repay loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, we may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

The conversion prices under the Term Note and the receivable facility are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions) in accordance with a formula specified under our agreements with Laurus.

The loan documents with Laurus required our Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004 and further extended to December 31, 2004. In consideration for extending the deadlines we issued Laurus additional seven-year warrants to purchase an aggregate of 400,000 shares of our Common Stock at a price of $3.50 per share.

The loan documents also required us to have an effective registration statement covering the Common Stock underlying the Warrants and $10 million in principal amount of the Notes, by September 27, 2004, which we failed to do. As a result, from September 28, 2004 through October 15, 2004 (the date on which the registration statement which includes this prospectus became effective), the rate at which interest accrued on $10 million in principal amount of the Notes issued to Laurus increased by 12% per annum.

During the nine months ended September 30, 2004, we deposited approximately $2.4 million with a financial institution as cash collateral to secure letters of credit issued to a vendor to purchase a new line of products for sale in the United States and other parts of the world. At September 30, 2004, one letter of credit for $1.2 million had been drawn on to settle payments due to the vendor, resulting in a withdrawal of the same amount from the cash collateral account, and letters of credit for $1.2 million remained outstanding.

At September 30, 2004, we had cash and cash equivalents of approximately $127,000, working capital of approximately $8.4 million, an outstanding balance of $4.925 million under the Laurus Term Loan, and outstanding accounts receivable loans from Laurus of approximately $8.8 million, with additional borrowing availability under such facility of approximately $1.2 million. At September 30, 2003, GVI had cash and cash equivalents of approximately $29,000, working capital of approximately $2.3 million including outstanding revolving loans of approximately $3.8 million, with approximately $1.2 million of additional availability under a Credit Agreement with GVI's prior lender.

Management believes that the net proceeds from the private placement we completed in December 2004, together with cash generated from operations and borrowings available under our agreements with Laurus, will be sufficient to meet our cash requirements for calendar 2005.

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October 2004 Bridge Financing

On October 29, 2004, in a private placement exempt from registration under the Securities Act, we sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of our Common Stock.

The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of the private placement described below. As a result of the December 2004 private placement, and in accordance with the terms of the bridge financing, for each $50,000 in principal amount of notes purchased, such purchaser was issued a five-year warrant to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share.

Pursuant to the terms of the Subscription Agreements under which the Units were sold, we granted “piggy back” registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants and the right to demand registration of such shares at any time after 180 days following the issuance of the Warrants.

December 2004 Private Placement

On December 27, 2004, we completed a private placement of approximately 22,620,000 shares of Common Stock at a price of $1.50 per share, for aggregate gross consideration of $33.9 million. C.E. Unterberg, Towbin LLC acted as the financial advisor for us in the private placement and was paid a cash fee equal to seven percent of the gross proceeds from the private placement, plus its legal costs and expenses. Net cash proceeds were approximately $31.5 million, after compensation to the financial advisor and other costs of the placement.

Approximately $4.7 million of the proceeds were used to repay borrowings from Laurus Master Fund under a revolving promissory note, and $1.15 million of the proceeds were used to repay the notes issued in the October 2004 bridge financing. The holders of $600,000 in principal amount of these notes reinvested such amount in the private placement. We used an additional $10 million of the net proceeds to repurchase 6,666,667 shares of Common Stock from William A. Teitelbaum, a stockholder of the Company, pursuant to a Settlement Agreement between us and Mr. Teitelbaum entered into in October 2004. The balance of the net proceeds will be used primarily for working capital, general corporate purposes and acquisitions.

The Common Stock issued in the private placement was sold to persons we reasonably believe are accredited investors, without public solicitation or advertising, and the certificates issued for the common stock issued in the private placement were endorsed with an appropriate restrictive legend.

We agreed to file a registration statement on or before January 26, 2005 to register under the Securities Act the resale of the shares of Common Stock issued in the private placement.

As a result of the closing of the private placement, the Company issued warrants to purchase an aggregate of 766,666 shares of Common Stock at a price of $1.50 per share to the investors in the October 2004 bridge financing, in accordance with our obligations under such financing.

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BUSINESS

Overview

We provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems (CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. Rapor designs and manufactures high security building access portals (controlled door systems, with substance detection options). Rapor's patented Fast TracTM Rapid Access Portal is intended for use in new, high security installations, and can also be integrated with existing access control and surveillance systems.

We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

Corporate History

We were incorporated in Delaware in August 1996 as Thinking Tools, Inc. Following our organization, we succeeded by merger to the business of Thinking Tools, Inc., a California corporation engaged in developing and marketing business simulation software. Thinking Tools California was incorporated on December 30, 1993 at which time it purchased certain assets of the Business Simulation Division of Maxis, Inc., a computer game company and creator of the simulation game SimCity.

In September 1997, we introduced Think 2000, a Year 2000 business simulation software product. Changes in market conditions and lack of demand for Year 2000 software products had an adverse effect on our business, results of operations and financial condition, and in April, 1999, we eliminated substantially all of our operations and terminated substantially all of our personnel.

On March 7, 2000, through a newly-formed and wholly-owned subsidiary, StartFree.com, Inc., we acquired the business and substantially all of the assets and certain of the liabilities of Tritium Network, Inc., an Internet software and service provider. StartFree was not able to generate sufficient revenues to support its operations, which we discontinued in December, 2000.

From the time we discontinued Startfree’s operations until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, GVI Security, Inc., a Delaware corporation, merged with our newly-formed wholly-owned subsidiary, GVI Security Acquisition Corp., becoming our wholly owned subsidiary, and on April 12, 2004, we changed our name to GVI Security Solutions, Inc.

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Electronic Security Systems Industry

The electronic security systems industry is comprised of five major participant groups. These are: product designers/manufacturers, manufacturers’ representatives, distributors, system integrators and dealers. Some manufacturers are also their own system integrators, while many other manufacturers sell exclusively through the manufacturers’ representatives and system integrators. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We are also a distributor of other security products manufactured by high technology manufacturers.

Today, video surveillance is among the fastest growing segments of the electronic security systems industry. Video surveillance has undergone significant changes over the last few years, from the introduction of affordable digital cameras to the birth of digital recording. Cost effective digital video recorders (DVR) have enabled a shift from human surveillance to more sophisticated computer-driven surveillance that utilizes archiving, data mining and artificial intelligence with predictive behavior algorithms. A DVR is a computer with special interface cards that accepts camera input and converts video signals to digital data and stores this data on the hard disk drive of the computer. The benefits of the DVR are its capacity to store large volumes of data, the clarity of its pictures, the lack of distortion of images and its capability to perform rapid searches based upon certain pre-defined parameters. We believe that over the next few years we will see a full shift in the video surveillance segment of the electronic security systems industry from analog to digital equipment.

Strategies

Our objective is to provide “total solutions” for our customers and partners by providing a range of products and engineering services designed to meet the specific needs of the end user. From our simple pre-packaged suites of easy-to-install security solutions to our range of products that can be fully integrated into a comprehensive security solution, our goal is to provide our customers with excellent service and superior technology at competitive prices.

We believe that by delivering the highest levels of customer service, we can strengthen our reputation as a reliable and cost-effective provider in the electronic security systems industry and develop customer loyalty. We strive to anticipate and meet our customers’ needs by increasing the range of products and services we offer by entering into new business alliances and by pursuing acquisitions of complementary businesses enabling us to offer new products and services. Our goals include further developing our expertise and products in the digital video recording sector, access control and detection product areas. Further, we intend to grow our business by expanding and diversifying our distribution channels and capitalizing on domestic and international expansion opportunities.

Our growth strategy also includes identifying and acquiring businesses engaged in similar or complementary industries. However, there can be no assurance that we will consummate any additional acquisitions or that any business we acquire will be successful. In addition, the acquisition of a business through the issuance of our securities will result in dilution to our existing stockholders.

Products and Services

We are committed to setting new standards in quality, performance and value by providing “best of breed” integrated security products. We offer a range of video surveillance and security systems to our retail and professional customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses to more sophisticated products that can be used on a stand-alone basis or that can be integrated into a larger more sophisticated security system. Through Rapor, we also design and manufacture high security building access portals (controlled door systems, with substance detection options) for use in high security installations. These portals can also be integrated with existing access control and surveillance systems.

We serve the import, support, marketing, inventory, warranty and distribution needs of our customers.

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Professional Products

Our objective is to provide complete security solutions for our professional customers, by providing a suite of fully-integrated products that is complemented by the extensive knowledge and expertise of our dedicated Enterprise Solutions Group. Our Enterprise Solutions Group will work closely with our professional customers to assist them in submitting bids for projects, designing security systems and developing the specifications for a project. Our Enterprise Solutions Group also provides end-to-end project management, including installation and implementation of the security systems, and after-sale service and support.

We sell the following products separately and as part of our fully integrated suite of video surveillance and integrated security solutions:

•	access control

•	a full line of black and white and color cameras, which include motion detection, low light day/night and high resolution, all with systems integration capabilities

•	a range of waterproof and weather resistant cameras

•	high speed, remote controlled, dome and pinhole cameras and casings

•	a complete range of lenses

•	a range of black and white, color, plasma and flat screen monitors

•	real time and time lapse videocassette and digital recorders and hard disk recorders

•	digital watchdog ATM/point of service transaction verification software

•	standalone digital recorders

•	video transmission equipment

•	digital processors (quads and multiplexers), switchers and video management systems

•	digital video recording software

We rely on original equipment manufacturer relationships for a number of our standard products. In some instances, we purchase products that meet our specifications from a manufacturer and distribute these products under the GVI label. When assembly of our products is required, it is done in our Dallas, Texas facility.

Consumer Products

As the cost of CCTV products decline, small businesses and homeowners in increasing numbers are installing security surveillance systems to replace or supplement conventional alarm systems. The consumer products market consists of end users who purchase systems and install them on their own. Our consumer products include a broad range of pre-packaged CCTV security solutions. Our CCTV solutions range from simple four camera observation systems with monitor and recording devices, to more sophisticated systems that rely on switching with many cameras and monitoring points. Our CCTV products offered to consumers through the retail channel include options such as black and white or color monitors and varying camera counts. Our CCTV products address the typical acquisition, transmission, viewing, storage and retrieval of video images needs of the consumer, and encompass the integration of all the standard components necessary to supply a complete security solution to an end user.

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Access Portals

Rapor's patented Fast TracTM Rapid Access Portal units are intended for use in new, high security installations, and can also be seamlessly integrated with existing access control and surveillance systems. The Fast TracTM unit controls access to secure areas through bi-folding doors with infrared sensors that can open or remain open for authorized personnel, and close or remain closed when necessary to prevent unauthorized access. We believe that the Fast TracTM portal allows a more efficient flow of traffic than competing portal designs such as turnstiles, mantraps and revolving doors. Screening and monitoring functions can be added to the portal in a modular form to include a variety of metal and drug detection options. To date, Rapor’s Fast TracTM portal has been installed in airports, manufacturing facilities and office buildings.

Customer Support

We believe that our ability to establish and maintain long-term relationships with our customers and differentiate ourselves from the competition depends significantly on the strength of our customer support operations and staff. We offer customer support to both our retail and our professional customers. We operate customer support centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil, and Bogota, Colombia and also utilize a number of independent service providers in the other territories that we service.

Distribution and Marketing

We believe that our dual distribution channels enable us to reach a broad range of potential customers with products and services targeted to meet their needs and to increase our exposure across the market. We believe that we provide our customers with functional solutions with superior performance at competitive prices across both of our distribution channels.

Professional Channel. We offer a wide range of products and services through local, regional and national system integrators and distributors who resell our products to professional security providers. System integrators, on their own, or with the assistance of our Enterprise Solutions Group utilize our products to develop and install a fully integrated security suite for end users. Our Enterprise Solutions Group will engineer and deliver integrated security solutions to end users including airports, sea ports, military installments, high security federal installations, fortune 500 corporations, casino, gaming and institutional end users. For the year ended December 31, 2003, 45% of GVI’s revenues were generated through sales in our Professional Channel.

We also utilize regional sales executives who often support sales across all of our product and service offerings. We use a combination of our internal sales force and independent representatives to sell our products to dealers and systems integrators.

Retail Channel. We also offer our products and services through warehouse clubs, mass-market retailers and specialty electronics stores including Sam’s Club, Costco, CompUSA, Wal-Mart, Fry’s Electronics and J & R Music & Computer World. Through retailers we offer a pre-packaged suite of easy-to-install CCTV systems that are suitable for homes and small businesses. We also maintain a technical support hotline for all of our retail customers. For the year ended December 31, 2003, 55% of GVI’s revenues were generated through sales in our Retail Channel. Sales through our distributor to a major national retailer comprised approximately 96% of these retail sales.

Alliance Agreement with ESI. The products we distribute to the Retail Channel are distributed by us pursuant to an alliance with E&S International Enterprises, Inc. (ESI), a distributor of consumer electronics and appliances, under a new agreement we entered into with ESI in October 2004. ESI is our exclusive distributor to retailers of consumer security products purchased by us from manufacturers. ESI purchases these products from us at an initial price equal to 108% of the base cost to us, subject to downward adjustment if ESI’s gross margins fall below certain specified levels, and we are responsible for all warranty obligations with respect to these products, including servicing and supporting such products. In addition, ESI is obligated to pay us an amount in respect of consumer security products it purchases from other distributors, initially equal to 8% of the base cost of such products, so as minimize any incentive ESI may have to purchase these products other than through us. The agreement is for an initial term of three years and will automatically renew for one-year periods unless ESI provides notice to us at least 90-day’s prior to the then end of the term of its intention not to renew, subject to early termination rights of ESI.

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In connection with our entering this agreement, we agreed to issue ESI warrants to purchase 3,000,000 shares of our Common Stock at a price of $1.50 per share. In addition, ESI may be issued up to an additional 3,000,000 shares of our Common Stock upon attaining certain goals provided for in the agreement.

Competition

We believe that the range of our product and service offerings and our distribution channels enable us to compete favorably in the market for the security products and services that we offer. However, some of our competitors have greater name recognition, longer operational histories and greater financial, marketing and managerial resources than we do.

The key factors which drive competition in the video surveillance and security industry are merchandising, price, quality, product performance, ease of integration and customer service and support.

Competition in the Professional Sector

There are a number of distributors of highly sophisticated, technologically advanced security components. Very few of these distributors, however, offer fully integrated security suites that can be customized to meet the specific needs of the end user. We believe that we have distinguished ourselves in this market by providing our professional customers with superior levels of customer service and by giving them the flexibility to choose between purchasing our products separately or utilizing the expertise and knowledge of our Enterprise Solutions Group to design and implement a fully integrated customized security suite for their end users using our products. Our main competitors in the professional sector are Pelco and Panasonic.

Competition in the Retail Sector

The market for video surveillance and security systems components is highly competitive and includes a wide range of electronics companies, each proficient at supplying a certain component of a CCTV, but only a few of these companies have developed a pre-packaged integrated security system. At this time, our main competitor in this sector is Strategic Vista, which sells products under the Lorex and Sylvania brands. We believe that we have distinguished ourselves in the retail market by the quality of our merchandising and the range of features our products offer relative to their prices.

Competition for Portals

A number of companies provide a wide range of access control products, such as optical turnstiles, mechanical turnstiles and mantraps, which compete with our access portals. We believe that our patented Fast TracTM Rapid Access Portal, which can remain open for authorized personnel, allows a more efficient flow of traffic than competing portal designs and products.

Strategic Relationships

We are party to a Distribution Agreement with Samsung Electronics pursuant to which Samsung has given us the exclusive right to sell, market, lease, license and distribute Samsung security products throughout North, Central and South America, until December 31, 2005 with respect to sales made to two particular national retailers and one particular regional retailer, and until August 30, 2009 with respect to sales made to professional users and installers. The Distribution Agreement requires us to purchase minimum amounts of products for distribution to the professional sector as set forth below:

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Calendar Year	Volume Requirement
2004	$18 Million
2005	$22 Million
2006	$28 Million
2007	$35 Million
2008	$43 Million
2009	$52 Million

In the event we fail to purchase the minimum amounts required above, Samsung may immediately terminate the Distribution Agreement. If we breach any other provision of the Distribution Agreement, Samsung may terminate the Distribution Agreement upon 180 days notice if we fail to cure the breach during the 180-day period following such notice. Under the Distribution Agreement, we retain the right to develop and/or independently sell and market security products which are similar to or competitive with Samsung’s products and to enter into similar distribution agreements with third parties in the event Samsung does not provide us with similar products to distribute at comparable prices.

For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung, and for the nine months ended September 30, 2004 approximately 65% of revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

We are also a party to distribution arrangements with other high technology manufacturers who supply us with other products such as digital video recorders, and internet and networking products.

Intellectual Property

Rapor is the owner of patent number 5,845,692 issued on December 8, 1998. The patent describes Rapor’s Fast TracTM portal as a Rapid Access Portal that utilizes a rapid access door system which allows authorized individuals passage through the doors and blocks the entry of unauthorized individuals, rerouting them to unsecured areas.

Employees

As of January 5, 2005, we had approximately 54 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.

Properties

We currently lease approximately 58,850 square feet of office and warehouse space in Carrollton, Texas under a lease agreement which expires in September 2009. In the opinion of our management, the leased properties are adequately insured. Our existing properties are in good condition and suitable for the conduct of our business.

Legal Proceedings

We are not party to any material pending legal proceedings.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages and the positions they hold:
Name	Age	Position

Howard Safir [3]	62	Chairman of the Board of Directors
Nazzareno Paciotti	58	Chief Executive Officer, Chief Financial Officer and Director
Richard J. Berman1 2	62	Director
Fredrick W. Gluck [3]	69	Director
Bruce Galloway [1]	47	Director
Joseph R. Rosetti [1]	71	Director
Moshe Zarmi [3]	66	Director

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Governance Committee

HOWARD SAFIR has served as one of our directors and as Chairman of our Board of Directors since February 2004. Since December 2001 Mr. Safir has been Chairman and Chief Executive Officer of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. Prior to that time, Mr. Safir was Vice Chairman of IPSA International, a provider of investigative and security consulting services. From 1996 to 2000, Mr. Safir served as Police Commissioner of New York City. Mr. Safir began his law enforcement career in 1965 as a special agent assigned to the New York office of the Federal Bureau of Narcotics, a forerunner of the Drug Enforcement Administration (DEA). From 1977 to 1978, Mr. Safir served as Assistant Director of the DEA. In 1994, Mr. Safir became New York City's 29th Fire Commissioner.

NAZZARENO PACIOTTI has served as our Chief Executive and Chief Financial Officer since February 2004. He has also served as one of our directors since February 2004. From December 2001 to February 2004, Mr. Paciotti was the President and Chief Operating Officer of Pinkerton Consulting & Investigations Division, a global provider of security consulting, investigations and business risk services. Prior to joining Pinkerton, Mr. Paciotti was Chief Financial Officer of Kroll, Inc. from July 1992 to December 2001.

RICHARD J. BERMAN has served as one of our directors since February 2004. Since 2000, Mr. Berman has been Chairman of the board of directors of Knowledgecube Group, Inc., an early stage venture capital firm, and of Candidate Resources, Inc., a human resources company that delivers services over the Web. From 1998 to 2000, Mr. Berman was chairman of the board of directors and chief executive officer of Internet Commerce Corporation, an e-commerce business-to-business service provider. From 1982 to 1998, Mr. Berman was President of the American Acquisitions Company, a privately-held merchant banking firm, and from 1983 to 1993, Chairman of the board of directors of Prestolite Battery Company of Canada. From 1975 to 1982, Mr. Berman served in various executive positions at Banker's Trust Company, including as Senior Vice President responsible for managing the mergers and acquisitions and private equity groups of Banker's Trust. Mr. Berman is currently a director of International Microcomputer Software, Inc., a software company, Internet Commerce Corporation, an internet supply chain company, NexMed, a life sciences company, and MediaBay, Inc., a retailer of spoken audio and nostalgia products.

BRUCE GALLOWAY has served as one of our directors since February 2004. Mr. Galloway is currently a managing member of Galloway Capital Management, as well as a managing director of Burnham Securities, a New York-based investment bank, positions he has held since November 1992. From 1990 to 1992, Mr. Galloway was a senior vice president at the global investment bank, Oppenheimer & Company. Mr. Galloway is currently the Chairman of International Microcomputer Software, Inc. and Datametrics Corporation, a military contractor based in Orlando, Florida. Mr. Galloway also serves as a director of Forward Industries, Inc.

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FREDERICK W. GLUCK has served as one of our directors since October 1994. Mr. Gluck joined McKinsey & Company, Inc. in 1967 and served as Managing Director of McKinsey from 1988 to 1994. After retiring from McKinsey in June 1995, Mr. Gluck joined Bechtel Group, Inc. ("Bechtel"), an engineering, construction and project management company. From January 1996 to July 1998, Mr. Gluck served as Vice Chairman and Director of Bechtel. In 1998 he retired from Bechtel and rejoined McKinsey as a special consultant to the firm until July 2003. Mr. Gluck is also a director of HCA Corporation and Amgen Inc.

JOSEPH R. ROSETTI has served as one of our directors since February 2004. Since December 2001, Mr. Rosetti has served as the President of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. From 1987 to 2000 Mr. Rosetti was the Vice Chairman of Kroll Associates. As Vice Chairman he had responsibility for Corporate Security/Crisis Management, which provides industry and professional organizations with preventive measures to combat corporate and financial crimes. From October 2000 to November 2001, Mr. Rosetti was a Senior Vice President at IPSA International, Inc., a provider of investigative and security consulting services. From 1971 to 1987 he was the Director of Worldwide Security for IBM. Mr. Rosetti held government positions prior to joining IBM in the U.S. Internal Revenue Service and the U.S. Department of Justice and was the Chief Accountant for Marriott. Mr. Rosetti is also a director of MediaBay, Inc., a retailer of spoken audio and nostalgia products.

MOSHE ZARMI has served as one of our directors since January 1998 and was President and Chief Executive Officer from that time until February 2004. Mr. Zarmi has 30 years experience, primarily in high technology industries. From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California. His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

Audit Committee Financial Expert

The Board of Directors has determined that Mr. Berman and Mr. Rosetti are “audit committee financial experts,” as such term is defined in Item 401(e) of Regulation S-B, and are independent as defined in rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers.

Executive Compensation

As of December 31, 2003 we did not have any employees and we did not pay any compensation in the three fiscal years ended December 31, 2003. We did not issue any stock options during the year ended December 31, 2003 and no stock options were exercised during that period.

Director Compensation

With the exception of Mr. Safir, the Chairman of our Board of Directors, our directors do not receive any cash compensation for their service on the Board of Directors. Our directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the Board of Directors.

Chairman Compensation

We have entered into an agreement dated as of February 17, 2004 with November Group, Ltd. Mr. Safir is the Chairman and Chief Executive Officer of November Group. The agreement provides that November Group will provide us with advice, consultation and assistance over an initial term of three years and for a fee of $600,000, payable in equal monthly installments over the term of the agreement. In the event that we terminate the agreement for a reason other than a “good reason” (as defined in the agreement), we will be required to pay November Group a termination fee of one half of the entire remaining fee. In addition, upon a change in control, as defined in the agreement, the entire fee shall become due and owing.

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November Group is prohibited under the agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of the agreement and for a period of two years thereafter and has assigned to us all rights to any inventions it develops during the term of the agreement that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. November Group is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

Other Board Compensation

On February 17, 2004, each of our Directors was granted a stock option under our 2004 Long-Term Incentive Plan to purchase shares of our Common Stock at an exercise price of $2.60 per share (after giving effect to the subsequent one-for-65 reverse stock split). The stock options have a ten year term and vest in four equal installments over a three-year period. The first quarter of each such option vested on February 17, 2004, and the remainder of each such option will vest in equal installments on February 17 of each of the next three years. Each of Messrs. Berman, Galloway and Gluck was granted a stock option to purchase 300,000 shares of our Common Stock. Each of Messrs. Rosetti and Paciotti were granted a stock option to purchase 250,000 shares of our Common Stock. Mr. Zarmi was granted a stock option to purchase 150,000 shares of our Common Stock. Mr. Safir was granted a stock option to purchase 500,000 shares of our Common Stock. Messrs. Knoll, and Weiner, who were directors of ours at that time, were granted options to purchase 150,000 shares and 200,000 shares, respectively, of our Common Stock.

Employment Agreement with Executive Officer

We have entered into an Executive Employment Agreement, dated as of February 17, 2004 with Nazzareno E. Paciotti, our Chief Executive Officer and Chief Financial Officer. The Employment Agreement provides for a one year term of employment as our Chief Executive Officer and Chief Financial Officer. Under the terms of the Agreement, Mr. Paciotti receives an annual base salary of $200,000 and an incentive bonus in accordance with the terms of our Management Incentive Plan, then in effect. No such plan is currently in effect. Pursuant to the agreement, on February 17, 2004, we granted Mr. Paciotti a stock option to purchase 250,000 shares of our Common Stock at an exercise price of $2.60 per share, as described above.

In the event that Mr. Paciotti’s employment is terminated as a result of his death, permanent disability or for cause, we will pay him his accrued and unpaid base salary through the date of termination plus any accrued vacation pay and unreimbursed expenses. If Mr. Paciotti’s employment is terminated without cause, we will pay him (1) an amount equal to his accrued and unpaid salary through the date of termination, plus any accrued vacation pay and any unreimbursed expenses and any incentive bonus then earned but not already paid, (2) an amount equal to the greater of six months of his then-current salary, or the salary he would have earned had he stayed employed by us through the remainder of the term of the agreement (payable in equal bi-monthly installments over the relevant period) (the “Severance Payments”), and (3) medical insurance coverage for the duration of the period over which he receives the Severance Payments.

Mr. Paciotti is prohibited under his employment agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of his employment and for a period of ten years thereafter and has assigned to us all rights to any inventions he develops during his employment that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. Mr. Paciotti is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

Stock Option Plan

In March 2004, our stockholders approved our 2004 Long-Term Incentive Plan, reserving 5,939,913 (after giving effect to the subsequent one-for-65 reverse split) shares of our Common Stock for issuance thereunder. The Plan provides for the grant of options and other awards to our employees, officers, directors and consultants. The Plan authorizes the Board of Directors to issue incentive stock options (“ISOs”) as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended, stock options that do not conform to the requirements of that Code section (“Non-ISOs”), stock appreciation rights (“SARs”), restricted stock, stock awards and other stock based awards. Directors who are not employees of the Company may only be granted Non-ISOs.

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The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers and consultants whose performance it determines significantly promotes the Company’s success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.

As of September 30, 2004, stock options to purchase 5,496,452 shares of our Common Stock had been granted under the Plan, with 443,461 additional shares of our Common Stock being available for grant of awards under the Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2000, in consideration of advances made by Thinking Technologies, L.P. to us, Technologies was issued a Demand Convertible Grid Note in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Note was subsequently transferred by Technologies to Europa International Inc. Fred Knoll, a director of ours until January 4, 2005, is the principal of Knoll Capital Management, L.P., which is both the general partner of Technologies, and the investment manager for Europa. Principal and interest outstanding under the Note was originally convertible into shares of our Common Stock at a price of $0.375 per share (before giving effect to the one-for-65 reverse stock split), and in February 2001, the Note was amended to change the conversion price to $0.12 per share (before giving effect to the one-for-65 reverse stock split). On January 4, 2002, in consideration of Technologies’ agreement not to demand payment on the Note for a period of six months, the Board of Directors approved a resolution further reducing the conversion price of the Note, so that upon conversion, the Note would convert into 80% of our outstanding Common Stock on a fully-diluted basis. At December 31, 2003, the amount outstanding under the Note was approximately $1,317,000 consisting of principal of $1,000,000 and interest of $317,000.

During the years ended December 31, 2003 and 2002, we also received advances approximating $75,000 each year from Europa. These loans accrued interest at 10% per annum and were due upon demand. Through December 31, 2003, approximately $14,000 for interest had accrued on the loans.

Immediately prior to the GVI merger, and as a condition thereto, Europa exchanged the Note and all of our other indebtedness to Europa, for 10,000 shares of our Series D Convertible Preferred Stock. The shares of Series D Preferred Stock subsequently converted into an aggregate of 1,187,983 shares of our Common Stock on April 12, 2004 when we filed an amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock.

In connection with the GVI merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of our Series E Preferred Stock. Each share of Series E Preferred Stock converted into approximately 28.2 shares of our Common Stock when we filed the amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock, so that the shares of Series E Preferred Stock issued in the GVI merger converted into an aggregate of 28,214,587 shares of our Common Stock, constituting approximately 95% of our shares of Common Stock outstanding immediately after the GVI merger.

The two largest stockholders of GVI prior to the GVI merger were William Teitelbaum, who owned approximately 47.8% of GVI’s Common Stock, and GVI Acquisition LLC, which owned approximately 38.3% of GVI’s Common Stock. As a result of the GVI merger (1) Teitelbaum was issued 13,493,932 shares of our Common Stock (post-split), constituting approximately 45.6% of our then outstanding shares of Common Stock (assuming the conversion of all other shares of our preferred stock then outstanding) and (ii) GVI Acquisition LLC was issued 10,795,145 shares of our Common Stock (post-split), constituting approximately 36.5% of the outstanding shares of our Common Stock then outstanding (assuming the conversion of all other shares of our preferred stock then outstanding).

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GVI Acquisition LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, were directors of ours until January 4, 2005. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition LLC are Woodman Management Corporation, which has a 47.5% membership interest in GVI Acquisition LLC, and Europa, which has a 52.5% membership interest in GVI Acquisition LLC. Mr. Weiner controls Woodman and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

In the normal course of business, we sell products to a company principally owned by Mr. Teitelbaum. During 2003 and 2002, GVI made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company to GVI were $207,507 and $74,739, respectively.

On February 18, 2004, we entered into a consulting agreement with Europa pursuant to which Europa has agreed to provide consulting services to us with respect to our financial affairs, capitalization and the elimination of certain liabilities listed on our balance sheet as of September 30, 2003. As consideration for these services, we will pay Europa 93% of the amount of the liabilities eliminated from our balance sheet (other than as a result of our repayment of a liability) up to a maximum of $195,000. The agreement has a term of eighteen months and may be terminated at any time by Europa.

On March 31, 2004, our Chief Executive Officer and affiliates of two of our former directors, David Weiner and Fred Knoll, provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 29, 2004.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor. Joseph Rosetti, one of our directors, was a director of Rapor prior to the merger. Mr. Rosetti was also the direct holder of approximately 12% of Rapor’s outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that held approximately 7.5% of Rapor’s outstanding common stock. In accordance with the terms of the merger, as former stockholders of Rapor, Mr. Rosetti was issued 346,060 shares of Common Stock and warrants to purchase 135,787 shares of Common Stock, and the partnership was issued 208,998 shares of Common Stock and warrants to purchase 104,499 shares of Common Stock.

In August 2004 we entered into a six-month Services Agreement with Rapor pursuant to which Rapor provides us with technical and engineering support services in connection with our sales of integrated security solutions products. In consideration for these services, we pay Rapor $38,000 per month and reimburse Rapor for certain documented expenses.

In October 2004 we entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the Company. Pursuant to the Settlement Agreement, in consideration for 650,000 shares of our Common Stock, Mr. Teitelbaum released us from any claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc., which, following the GVI merger in February 2004, would have entitled him to purchase 4,030,637 shares of our Common Stock for nominal consideration. In addition, on January 5, 2005, pursuant to our obligations under the Settlement Agreement and as a result of the private placement we completed in December 2004, we repurchased from Mr. Teitelbaum 6,666,667 shares of our Common Stock for a cash purchase price of $10 million ($1.50 per share). Mr. Teitelbaum is subject to a lock-up provision under that agreement which prohibits him from selling any shares of our Common Stock for a period of 15 months following the repurchase.

On October 29, 2004, in a private placement exempt from registration under the Securities Act, we sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of the Company’s Common Stock.

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The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of the private placement described below. As a result of that private placement, and in accordance with the terms of the bridge financing, for each $50,000 in principal amount of notes purchased, such purchaser was issued a five-year warrant to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share.

Pursuant to the terms of the Subscription Agreements under which the Units were sold, we granted “piggy back” registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants and the right to demand registration of such shares at any time after 180 days following the issuance of the Warrants.

The purchasers of the Units were (i) Howard Safir, our Chairman of the Board, (ii) Nazzareno E. Paciotti, a director and ours Chief Executive Officer, (iii) a corporation wholly-owned by David Weiner, a director of ours until January 4, 2005, (iv) a limited partnership of which Joseph Rosetti, a director of ours, is the principal, and (v) an equity fund managed by Fred Knoll, a director of ours until January 4, 2005. Each purchaser of Units was paid a closing fee equal to one percent (1%) of the purchase price paid by such purchaser for the Units.

As a result of the closing of the December 2004 private placement, we issued warrants to purchase an aggregate of 766,666 shares of Common Stock at a price of $1.50 per share to the investors in the October 2004 bridge financing, in accordance with our obligations under such financing.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information known to the Company with respect to the beneficial ownership of Common Stock held of record as of January 5, 2005, by (1) all persons who are owners of 5% or more of our Common Stock, (2) each of our named executive officers (see “Summary Compensation Table”), (3) each director, and (3) all of our executive officers and directors as a group. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75006.
	SHARES BENEFICIALLY OWNED[1]
	Number	Percent (%)
Beneficial Owners of more than 5% of Common Stock (other than directors and executive officers)
Europa International, Inc. [2]	9,124,997	18.6%
William Teitelbaum [3]	7,477,265	15.3%
GVI Acquisition, LLC [4]	3,030,130	6.2%
Laurus Master Fund, Ltd. [5]	6,052,985	11.1%
Thomas Wade[6]	4,428,463	8.7%
Fred Knoll [7]	9,919,109	20.1%
David Weiner [8]	6,271,597	12.7%
Directors and Executive Officers
Howard Safir [9]	316,666	*
Richard Berman [10]	150,000	*
Bruce Galloway [11]	159,519	*
Nazzareno Paciotti [12]	191,666	*
Joseph Rosetti [13]	953,657	1.9%
Frederick Gluck [10]	153,616	*
Moshe Zarmi [14]	124,039	*
All directors and executive officers as a group (seven persons) [15]	2,049,163	4.1%

*     Less than 1%.

1	Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of January 5, 2005 and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 49,012,946 shares of the Common Stock outstanding as of January 5, 2005. All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

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2	Includes 3,030,130 shares of Common Stock beneficially owned by GVI Acquisition, LLC, of which Europa International, Inc. has a 25.1% membership interest (see note 3 below). Europa’s address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa’s investments.

3	Mr. Teitelbaum’s address is 4 Winston Court, Dix Hills, NY 11746.

4	Includes three shares of Common Stock issuable on conversion of 200 shares of Series B Preferred Stock. The address of GVI Acquisition LLC is 3940 Laurel Canyon Blvd., Suite 327, Studio City, California 91604. Europa and Woodman Management Corporation are the sole members, and Fred Knoll and David Weiner are the sole managers, of GVI Acquisition LLC. Mr. Weiner is the sole director and stockholder of Woodman.

5	Consists of (i) 2,460,733 shares of Common Stock which may be acquired upon conversion of a $5 million convertible term note at a conversion price of $1.91 per share, (ii) 2,252,252 shares of Common Stock which may be acquired upon conversion of $5 million principal amount of convertible note at a conversion price of $2.22, and (iii) 1,340,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. Does not include shares of Common Stock that may be acquired upon conversion of interest and fees payable under convertible notes. The convertible notes, warrant and related agreements contain provisions which restrict the ability of Laurus to acquire in excess of 4.99% of our outstanding shares of Common Stock. Laurus’s address is 825 Third Avenue, 14th Floor, New York, New York 10022.

6	Includes 1,975,020 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

7	Includes (i) 9,124,997 shares of Common Stock beneficially owned by Europa (see note 2); (ii) warrants to purchase 8,458 shares of Common Stock; (iii) currently exercisable options to purchase 46,007 shares of Common Stock, (iv) 72,981 shares of Common Stock (including 13,742 shares issuable upon exercise of warrants) beneficially owned by Thinking Technologies, L.P., and (v) 333,333 shares of Common Stock, and warrants to purchase 333,333 shares of Common Stock, held by Knoll Capital Fund II. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies and the investment manager of Knoll Capital Fund II. Mr. Knoll’s address is c/o Knoll Capital Management, LP, 200 Park Avenue, Suite 3900, New York, New York 10166.

8	Includes (i) 3,030,130 shares of Common Stock beneficially owned by GVI Acquisition LLC, of which Mr. Weiner is a manager and indirectly holds a 74.9% membership interest (see note 4 above), (ii) 2,858,134 shares of Common Stock owned by Woodman Management Corporation, of which Mr. Weiner is the sole director and stockholder, (iii) 50,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, and (iv) 333,333 shares of Common Stock that may be purchased upon exercise of warrants held by W-net, Inc., of which David Weiner is the sole stockholder.

9	Includes (i) 250,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, (ii) 33,333 shares of Common Stock that may be purchased upon exercise of warrants held by the November Group Ltd., of which Howard Safir is the Chairman and principal member, and (iii) 33,333 shares of Common Stock held by the November Group Pension Plan.

10	Consists solely of shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

11	Includes (i) 3,134 shares of Common Stock held directly, (ii) 3,308 shares of Common Stock held by the Bruce Galloway IRA, (iii) 3,077 shares owned by Jacombs Investments, Inc., of which Mr. Galloway is the principal shareholder and President, and (iv) 150,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options. Mr. Galloway’s address is c/o Burnham Securities, 1325 Sixth Avenue, New York, New York 10019.

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12	Includes 125,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, and 33,333 shares of Common Stock that may be purchased upon exercise of warrants.

13	Includes (i) 125,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, (ii) 135,787 shares of Common Stock that may be purchased upon exercise of warrants, (iii) 208,998 shares of Common Stock held by Crystal Lakes, L.P., and (iv) 137,832 shares of Common Stock that may be purchased upon exercise of warrants held by Crystal Lakes. Mr. Rosetti is the principal partner of Crystal Lakes.

14	Consists solely of shares of Common Stock that may be purchased on conversion and exercise of options and warrants. Mr. Zarmi’s address is 215 Frankel Boulevard, Merrick, New York 11566.

15	Includes Messrs. Safir, Berman, Galloway, Paciotti, Rosetti, Gluck, and Zarmi.

SELLING STOCKHOLDERS

The following is a list of the selling stockholders who own or who have the right to acquire the 33,911,808 shares of Common Stock covered by this prospectus. Up to 940,000 shares are issuable upon exercise of warrants held by the selling stockholders. As set forth below and elsewhere in this prospectus, some of these selling stockholders hold or within the past three years have held, a position, office or other material relationship with us or our predecessors or affiliates.

The following table sets forth information concerning the selling stockholders, including:

•	the number of shares currently held;

•	the number of shares issuable upon exercise of warrants;

•	the number of shares offered by each selling shareholder.

	Before Offering		After Offering
Name of Selling Stockholder	Number of Shares Owned(1)	Percentage Owned (2)	Number of Shares Offered(3)	Number of Shares Owned (4)	Percentage Owned (4)

Laurus Master Fund, Ltd (5)(6)	6,052,985(5)	9.8%	4,450,000	1,602,985	3.2%
Thomas Wade (7) (8)	4,428,463	7.4%	2,453,443	1,975,020	3.9%
William Teitelbaum (7) (9)	7,477,265	15.3%	6,827,265	650,000	1.3%
GVI Acquisition, LLC (7)(10)	3,030,130	6.2%	3,030,127	3	*
Shaun Kim (7)	245,345	*	245,345	0	*
Stephen Wade (7)	858,705	1.5%	858,705	0	*
Richard Paladino (7)	61,336	*	61,336	0	*
FBO Charles Jones IRA (7)(11)	306,681	*	306,681	0	*
Europa International, Inc. (12)	6,094,867	12.4%	6,094,867	0	*
Thinking Technologies, LP (13)	72,981	*	59,238	13,743	*
Woodman Management Corporation (14)	2,858,134	5.8%	2,858,134	0	*

* Less than 1%.

(1)	Includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days.

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(2)	Based on 49,012,946 shares of Common Stock issued and outstanding on January 5, 2005.

(3)	This table assumes that each selling stockholder will sell all shares offered for sale by it under this registration statement. Stockholders are not required to sell their shares.

(4)	Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.

(5)	Details of the transaction under which Laurus purchased our securities are provided under “Liquidity and Capital Resources” on Page 15.

(6)	Consists of 2,460,733 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible term note, 2,252,252 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible “minimum borrowing” note, and 1,340,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. We are not registering the shares of Common Stock issuable upon exercise of warrants to purchase 400,000 shares of Common Stock.

(7)	Except as otherwise noted, the shares being offered by this stockholder were received in consideration of the shares of GVI Security, Inc. held as a stockholder of GVI Security, Inc. immediately prior to the merger.

(8)	Mr. Wade was the President of our subsidiary GVI Security, Inc. until September 2004, and was one of our directors and our President and Chief Operating Officer from the date of the merger until June 23, 2004.

(9)	Mr. Teitelbaum was a founder of GVI Security Inc. and was its Chairman until May 22, 2004. As disclosed above in more detail under “Certain Relationships and Related Transactions,” pursuant to a Settlement Agreement and Mutual Release we entered into with Mr. Teitelbaum in October 2004, we issued to Mr. Teitelbaum 650,000 shares of our Common Stock in settlement of certain claims he had against us, and pursuant to that agreement, we are obligated to repurchase 6,666,667 shares of Common Stock held by Mr. Teitelbaum for $10 million in cash. We expect the repurchase to close in January 2005.

(10)	GVI Acquisition, LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, were directors of ours until January 4, 2005. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition, LLC are Woodman Management Corporation, which has a 74.9% membership interest in GVI Acquisition, LLC, and Europa, which has a 24.1% membership interest in GVI Acquisition, LLC. Mr. Weiner controls Woodman and is its sole stockholder and director. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

(11)	Michael Jones is the Co-President and Chief Operating Officer of our subsidiary GVI Security, Inc. In addition to the shares owned through his IRA, Mr. Jones holds an option to purchase 138,619 shares of Common Stock, currently exercisable with respect to half of such shares.

(12)	As noted above, Fred Knoll, a director of ours until January 4, 2005, is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. The shares listed in this table as being owned by Europa include only the shares owned directly by it and not those shares it may be deemed to beneficially own as a member of GVI Acquisition, LLC. As described further in “Certain Relationships and Related Transactions,” 1,187,983 of the shares being offered hereby by Europa were issued to Europa upon conversion of 10,000 shares of our Series D Convertible Preferred Stock. The Series D Preferred Stock was issued to Europa immediately prior to the GVI merger in exchange for a $1 million demand convertible note we had issued to Thinking Technologies (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $165,000. The remaining 4,906,884 shares being offered hereby by Europa were initially issued to GVI Acquisition, LLC, of which Europa is a member, in consideration of the shares of GVI Security, Inc. held by GVI Acquisition, LLC immediately prior to the merger with GVI Security, Inc.

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(13)	Includes warrants to purchase 13,743 shares of our Common Stock which are not covered by this prospectus. Fred Knoll, a director of ours until January 4, 2005, is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P.

(14)	As noted above, Mr. Weiner controls Woodman Management Corporation and is its sole stockholder and director. The shares being offered hereby by Woodman were initially issued to GVI Acquisition, LLC, of which Woodman is a member, in consideration of the shares of GVI Security, Inc. held by GVI Acquisition, LLC immediately prior to the merger with GVI Security, Inc. The shares listed in this table as being owned by Woodman include only the shares owned directly by it and not those shares it may be deemed to beneficially own as a member of GVI Acquisition, LLC.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledges, donees, transferees or others who may later hold the selling stockholders’ interests. We have agreed to pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys’ fees.

The stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of stockholders to include the pledgee, transferee or other successors in interest as stockholders under this prospectus.

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The stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Lock-up Provisions

The selling stockholders other than Laurus are subject to a lock-up provision under which they are prohibited from selling more than 4% of the total number of shares of Common Stock being offered by them under this prospectus in any 90-day period or at a price less than $2.75 per share. The lock-up provision may be amended with the consent of the holders of a majority of the shares of Common Stock subject to the lock-up provision.

In addition, Mr. Teitelbaum, who holds 7,477,265 shares of our Common Stock covered by this prospectus, is subject to a lock-up provision which prohibits him from selling any shares of our Common Stock for a period of 15 months following January 5, 2005, and the holders of approximately 12,000,000 shares of Common Stock covered by this prospectus have agreed with the investors in the December 2004 private placement not to sell such shares at prices less than $2.75 per share until the date that is 30 days following the effectiveness of the registration statement registering the resale of the shares of Common Stock sold in that private placement.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 78,000,000 shares, consisting of 75,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 200 shares designated as Series B Convertible Preferred Stock are currently outstanding. Our board of directors may designate the rights and preferences of additional series of preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the Company. See “Anti-Takeover Provisions.” As of January 5, 2005, we had 49,012,946 shares of Common Stock issued and outstanding and 200 shares of Series B Preferred Stock issued and outstanding.

Common Stock

Under our Certificate of Incorporation, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to the voting rights of the Series B Convertible Preferred Stock described below and any voting rights of holders of any other preferred stock that may be issued, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The holders of a majority of the voting power of our issued and outstanding capital stock constitutes a quorum.

The holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon the Company’s liquidation or dissolution.

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None of the shares of our Common Stock:

•	have preemptive rights;
•	are redeemable;
•	are subject to assessments or further calls;
•	have conversion rights; or
•	have sinking fund provisions.

Preferred Stock

We are currently authorized to issue 3,000,000 shares of preferred stock in one or more series, of which 200 shares of Series B Convertible Preferred Stock are currently outstanding. The rights and privileges of the Series B Preferred, all of which are held by GVI Acquisition, LLC, include the right to elect five directors to the Board of Directors or such number as will constitute a majority of the Board during the period ending March 7, 2005, at which time each share of Series B Preferred Convertible Preferred Stock will automatically convert into one share of Common Stock. The shares of Series B Convertible Preferred Stock are entitled to a liquidation preference of $.001 per share, are not redeemable, and are entitled to receive dividends ratably with the holders of our Common Stock based on the number of shares of Common Stock each share of Series B Convertible Preferred Stock is convertible into.

Our board of directors may determine the terms of additional series of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

•	voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;
•	preferences over our Common Stock as to dividends and distributions in liquidation;
•	conversion and redemption rights, including the right to convert into shares of our Common Stock; and
•	sinking fund provisions.

Anti-Takeover Provisions

Certain anti-takeover provisions in our Certificate of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue up to 2,999,800 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Transfer Agent

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10002. Continental Stock Transfer & Trust Company’s telephone number is (212) 509-4000.

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COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions require the Company to indemnify its directors and officers unless restricted by Delaware law and eliminate the Company’s rights and those of its stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect the Company’s ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby will be passed upon for us by Kronish Lieb Weiner & Hellman LLP, New York, New York.

EXPERTS

The consolidated financial statements at December 31, 2003 and 2002 included in and made a part of this document have been audited by Weaver and Tidwell, L.L.P., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed or had any material disagreements with our independent accountants within the last two fiscal years. However, since the merger was a reverse acquisition and GVI Security, Inc. was the acquirer for accounting purposes, the pre-acquisition financial statements of GVI Security, Inc. are now our historical financial statements, and those financial statements were audited by Weaver and Tidwell, L.L.P.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

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We have filed a registration statement on Form SB-2 under the Securities Act with the SEC covering the Common Stock to be offered by the selling stockholders. As permitted by the rules and regulations of the SEC, this document does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this document relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

No person is authorized to give any information or make any representation not contained in this document. You should not rely on any information provided to you that is not contained in this document. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this document nor any distribution of shares of Common Stock made hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs as of any time subsequent to the date hereof.

39

FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet at September 30, 2004 (Unaudited)	F-2

Consolidated Statements of Operations for the three and nine month
periods ended September 30, 2004 and 2003 (Unaudited)	F-3

Consolidated Statements of Cash Flows for the three and nine month
periods ended September 30, 2004 and 2003 (Unaudited)	F-4

Notes to Financial Statements (Unaudited)	F-5

Report of Independent Registered Accounting Firm	F-13

Balance Sheet of GVI Security, Inc.
as of December 31, 2003 and 2002	F-14

Statements of Operations of GVI Security, Inc.
for the years ended December 31, 2003, and 2002	F-15

Statement of Stockholders' Equity of GVI Security, Inc.
for the years ended December 31, 2003, and 2002	F-16

Statements of Cash Flows of GVI Security, Inc.
for the years ended December 31, 2003, and 2002	F-17

Notes to Financial Statements	F-18

F-1

GVI SECURITY SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEET (Unaudited)

(In thousands)

ASSETS	September 30, 2004

Current Assets

Cash	$127
Accounts Receivable, Net	10,709
Inventory	13,217
Other Receivables	1,160
Prepaid Expenses And Other Current Assets	1,803
Deferred Income Taxes	251
Refundable Income Taxes	643

Total Current Assets	$27,910

Property And Equipment, Net	2,099

Other Assets

Deposits	99
Loan Origination Fees, Net	1,559
Investment In Bio Access ID	250

Total Assets	$31,917

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities

Accounts Payable	$17,025
Accrued Expenses	1,342
Debt, Current Portion	900

Total Current Liabilities	$19,267

Debt, Net Of Current Portion	12,883
Deferred Income Taxes	39

Total Liabilities	$32,189

Commitments And Contingencies

Stockholders' Equity (Deficiency)

Preferred Stock, Series B, $.001 Par Value, 200 Shares
Authorized, 200 Shares Issued And Outstanding

Preferred Stock, Undesignated, $.001 Par Value, 2,999,800
Shares Authorized, None Issued Or Outstanding

Common Stock, $.001 Par Value, 75,000,000 Shares
Authorized; 29,603,787 Shares Issued And Outstanding	12

Additional Paid-In Capital	522
Deficit	(806)

Total Stockholders' Equity (Deficiency)	(272)

Total Liabilities And Stockholders' Equity (Deficiency)	$31,917

SEE NOTES TO THE FINANCIAL STATEMENTS

F-2

GVI SECURITY SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
		Predecessor		Predecessor
		Business		Business

Revenues	$15,882	$14,545	$45,905	$37,344

Cost of Revenues	13,051	11,935	38,389	30,923

Gross Profit	2,831	2,610	7,516	6,421

Selling, General And Administrative Expenses	3,597	1,993	10,300	4,967

Operating Income (Loss)	(766)	617	(2,784)	1,454

Other Expenses

Interest Expense	(166)	(51)	(418)	(159)
Other non-operating expense	(150)	--	(150)	--

Total Other Expenses	(316)	(51)	(568)	(159)

Income (Loss) Before Taxes	(1082	) 566	(3,352)	1,295
Income Tax Expense (Benefit)	2	230	(632)	306

Net Income (Loss)	$(1,084)	$336	$(2,722)	$989

Income (Loss) Per Share

Basic	$(0.04)	$0.01	$(0.09)	$0.03

Diluted	$(0.04)	$0.01	$(0.09)	$0.03

Shares Used In Calculation Of Net Income (Loss) Per Share

Basic	9,604	28,372	29,604	28,372

Diluted	29,604	28,383	29,604	28,383

See Notes to the Financial Statements

F-3

GVI SECURITY SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)	Nine Months Ended Sep. 30
	2004	2003
		Predecessor
		Business

Cash Flows From Operating Activities
Net Income (Loss)	$(2,722)	$989
Adjustments To Reconcile Net Income (Loss) To Net Cash
Used In Operating Activities
Depreciation	339	37
Amortization Of Deferred Loan Origination Fees	167	13
Deferred Tax Liability	--	(99)
Changes In Assets And Liabilities
Accounts Receivable	1,693	(3,548)
Inventory	(4,849)	(1,157)
Other Receivables	269	(763)
Prepaid And Other Current Assets	(1,347)	143
Accounts Payable	5,694	3,603
Accrued Expenses	159	61
Deposits	(99)	(21)
Federal Income Tax Payable/Refundable Income Tax	(1,099) 393

Net Cash Used In Operating Activities	(1,795)	(349)

Cash Flows From Investing Activities
Purchase Of Property And Equipment	(1,371)	(28)
Purchase Of Investment In Bio Access ID	(250)	--

Net Cash Used In Investing Activities	(1,621)	(28)

Cash Flows From Financing Activities
Proceeds From Subordinated Notes Payable	159	--
Repayment Of Subordinated Notes Payable	(159)	--
Proceeds Of Loan/Lines Of Credit, net of
credit line repayments	13,785	--
Proceeds Of Prior Lines Of Credit, net of
credit line repayments	(8,650)	463
Repayment Of Capital Lease	(52)	--
Stockholder Distribution	--	(215)
Loan Origination Fee	(1,609)	(7)

Net Cash Provided By Financing Activities	3,474	240

Net Increase (Decrease) In Cash	58	(137)
Cash, Beginning Of Period	69	166

Cash, End Of Period	$127	$29

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
ACTIVITIES
Liabilities Assumed in Acquisition	$1,819	$--
Preferred Stock Conversions into Common Stock	$2	$--
Capital Lease Equipment Acquisition	$501	$--
Conversion of Related Party Note and Loan Payable and
Accrued Interest	$1,517	$--
Loan origination fee compensation cost for warrant issued	$112	$--
Teitelbaum stock settlement	$150	$--
See Notes to the Financial Statements

F-4

GVI SECURITY SOLUTIONS, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

These financial statements should be read in conjunction with a reading of the audited financial statements for the fiscal years ended December 31, 2003 and 2002, beginning on page F-14.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and with the requirements of Form SB-2 and Item 310 of Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among the Company, GVI Security, Inc. ("GVI"), and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of the Company, GVI merged (the "Merger") with GVI Security Acquisition Corp., becoming the Company's wholly-owned subsidiary, and the stockholders of GVI became stockholders of the Company. As a result of the Merger, the business of GVI is now the Company's business. GVI is the exclusive distributor of Samsung Electronics video security products in North, Central and South America to professional end users, installers and resellers, and a major national retailer. GVI distributes video surveillance and other security products to wholesale distributors and consumers. GVI's security products include both proprietary GVI solutions and components manufactured by Samsung Electronics and other manufacturers.

For accounting purposes, because GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.) had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc. As such, the historical financial information prior to the merger is that of GVI Security, Inc.

Immediately prior to the Merger, and as a condition thereto, Europa exchanged the Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000, and all other indebtedness of the Company to Europa, for 10,000 shares of the Series D Convertible Preferred Stock of the Company, which were convertible into an aggregate of 1,187,983 shares of common stock. In the Merger, the Company issued to the former stockholders of GVI an aggregate of 1,000,000 shares of the Series E Convertible Preferred Stock, which were convertible into an aggregate of approximately 28,214,587 shares of the Company's common stock.

Pursuant to its obligations under the Merger Agreement, on March 23, 2004, the Company filed with the Securities and Exchange Commission, a Definitive Information Statement with respect to the approval by the Company's stockholders of (i) amendments to the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the Stock Option Plan, and (iii) the change of its name to GVI Security Solutions, Inc. These actions were approved of by the Board of Directors on February 26, 2004. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to such amendments in April 2004. In April 2004, all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock, and the Company effected a one-for-65 reverse common stock split.

In order to present comparative Earnings Per Share information for the three and nine month periods ended September 30,2003, the shares used in the calculations of net income (loss) per share have been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split.

Until May, 2003, GVI elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, GVI did not provide for or pay Federal and certain corporate state income taxes on its taxable income until May 2003. Instead, the stockholders were liable for individual Federal and State income taxes on their share of the Company's taxable income.

F-5

NOTE 2 ~ STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board Issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." this statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Option No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the nine month periods ended September 30, 2004 and 2003, would have been as follows (in thousands):

	2004	2003

Net income (loss), as reported	$(2,722)	$989
Stock-based employee compensation
expense, net of related tax effects	(93)	(6)

Net Income (loss), pro forma	$(2,815)	$983

The weighted average fair value of options granted during 2004 was $1.62. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free rate of return	3.02%	1.5%
Option lives in years	5	3
Annual volatility of stock price	55%	--%
Dividend yield	--%	--%

NOTE 3 ~ DEBT

Laurus Debt/Lines of Credit

On May 27, 2004, the Company closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which the Company was provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, the Company borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under the prior revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of Common Stock at a price of $3.50 per share. The Company agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all assets of the Company. At September 30, 2004, $4.925 million in principal was outstanding under the Term Loan and $ 8.8 million in principal was outstanding under the accounts receivable facility.

The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly commencing June 1, 2004, and amortizing payments of principal on the term loan are payable monthly on the first day of each month commencing September 1, 2004, with a final payment due on May 27, 2007 as set forth in the table below.

F-6

Period	Principal Amount

September 2004 through December 2004	$75,000 per month

January 2005 through May 2005	$75,000 per month

June 2005 through May 2006	$150,000 per month

June 2006 through April 2007	$190,000 per month

May 2007	$435,000

The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month the Company has registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of the Common Stock, at the end of the month, in excess of the conversion price under the Term Note.

Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of the Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. To the extent the Company repays loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, the Company may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

The loan documents with Laurus required the Company’s Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004 and further extended to December 31, 2004. In consideration for extending the deadlines, the Company issued Laurus additional seven-year warrants to purchase an aggregate of 400,000 shares of Common Stock at a price of $3.50 per share.

Loan Origination Fees

The loan origination and finders fees of $1.8 million for the above loan/line of credit were capitalized and will be amortized to interest expense over three years. Included in loan origination fees is compensation of $112,000 relating to the issuance of warrants to purchase 1,034,000 shares of the company's common stock.

F-7

Capitalized Lease

There are three capital leases for a trade show booth, warehouse racking, and office furniture that have a total value of $501,319. These leases will be paid over terms ranging from 24 to 60 months and will be amortized to interest expense over the term of the leases.

Amortization Table: (000's)

	2004	2005	2006	2007	2008

Capital Leases	$89	$169	$115	$73	$47

NOTE 4 ~ SUBORDINATED NOTES PAYABLE

On March 31, 2004, GVI received a total of $159,000 from the Company's Chief Executive Officer and affiliates of two directors for subordinated convertible notes payable, bearing interest at 10% per year, which were convertible into the common stock of the Company at $5.10 per share (post-reverse split). The notes were paid in full with accumulated interest on June 29, 2004.

NOTE 5 ~ RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with a company owned by William Teitelbaum, a shareholder. During the nine-month periods ended September 30, 2004 and 2003, the Company sold security products of approximately $12,000 and $261,000 respectively, to this company. At September 30, 2004 and 2003, amounts due from this company, which are included in accounts receivable, were $145,000 and $209,000 respectively.

In the normal course of business, the Company pays sales commissions to a shareholder of the Company. During the nine-month periods ended September 30, 2004 and 2003, the Company paid sales commissions to the shareholder of $272,000 and $242,000 respectively.

In October 2004, the Company entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the Company. (See Note 10.)

In October 2004, certain affiliates provided financing to the Company in the amount of $1,050,000. (See Note 10.)

NOTE 6 ~ COMMITMENTS AND CONTINGENCIES

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities.

The company has commitments to a shareholder that will be determined based on future events, see Note 10 below.

The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

In August 2004, the Company entered into a letter agreement with a financial advisor relating to a potential private offering of up to $30 million of its Common Stock. The terms of the proposed offering have not yet been determined. The securities contemplated to be offered in the private offering will not be registered under the Securities Act and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. There can be no assurance that a definitive agreement will be entered into with respect to the private offering or that the offering will be consummated. In addition, the proposed offering may result in dilution to existing stockholders. The proceeds of the proposed offering are intended to fund our growth strategy and for working capital requirements. In addition, pursuant to a Settlement Agreement and General Release between the Company and William A. Teitelbaum, a principal stockholder, a portion of the proceeds would be required to be used to repurchase shares of Common Stock from Mr. Teitelbaum. If by March 31, 2005 the Company has not otherwise been required to repurchase shares of Common Stock from Mr. Teitelbaum under the Settlement Agreement, the Company will be required to repurchase from Mr. Teitelbaum 650,000 shares of Common Stock at a purchase price of $1.00 per share.

F-8

NOTE 7 ~ 2004 STOCK INCENTIVE PLAN

In February 2004, the Company adopted the 2004 Long-Term Stock Incentive Plan and reserved 5,939,913 shares of its common stock. In addition, in February, the Company granted options for common stock exercisable under the plan of 2,675,000 at $2.60 per share and at $0.3185 per share.

NOTE 8 ~ INVESTMENT IN Bio-AccessID, LLC

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security Solutions, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 16% of Bio-Access over a three-year period after certain agreed-upon purchase goals have been attained for a purchase price of up to an additional $500,000.

NOTE 9 ~ UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed statements of operations of the Company have been prepared to indicate how the financial statements of the Company might have looked if the Merger with GVI and transactions related to that Merger had occurred as of the beginning of the periods presented.

The pro forma condensed statements of operations have been prepared using the historical financial statements of the Company and GVI for the three and nine month periods ended September 30, 2004 and 2003. The per share information has been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split. For accounting purposes, because the Company had become a shell company, the Merger was treated as a recapitalization of GVI.

The pro forma condensed statements of operations should be read in conjunction with a reading of the historical financial statements of the Company and GVI. The pro forma condensed statements of operations are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the Merger been in effect during the periods presented, or of financial condition or results of operations that may be reported in the future.

F-9

GVI SECURITY SOLUTIONS, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004
UNAUDITED
(In Thousands, except per share amounts)

	Historical		Pro Forma
	GVI Security	GVI
	Solutions,	Security,
	Inc.	Inc.	Adjustments	Combined

Revenues	$--	$45,905	$--	$45,905

Cost Of Goods Sold	--	38,389	--	38,389

Gross Profit	--	7,516	--	7,516

Selling, General And Administrative	--	10,323	--	10,323

Operating Income / (Loss)	--	(2,807)	--	(2,807)

Interest Expense	--	(401)	--	(401)
Other non-operating expense	--	(150)	--	(150)

Income (Loss) Before Income Taxes	--	(3,352)	--	(3,352)
Provision (Benefit) For Income Taxes	--	(631)	--	(631)

Net Income / (Loss)	$--	$(2,722)	$--	$(2,722)

Income / (Loss) Per Share:

Basic				$(0.09)
Diluted				$(0.09)

Shares Used in Calculation of Net
Income / (Loss) Per Share:

Basic				29,604
Diluted				29,604

F-10

GVI SECURITY SOLUTIONS, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
UNAUDITED
(In Thousands, except per share amounts)

	Historical		Pro Forma

	GVI	Security GVI
	Solutions,	Security,
	Inc.	Inc.	Adjustments	Combined

Revenues	$--	$37,344	$--	$37,344

Cost Of Goods Sold	--	30,923	--	30,923

Gross Profit	--	6,421	--	6,421

Selling, General And Administrative	31	4,967	--	4,998

Operating Income / (Loss)	(31)	1,454	--	1,423

Interest Expense	(82)	(159)	82	(159)

Income (Loss) Before Income Taxes	(113)	1,295	82	1,264

Provision (Benefit) For Income Taxes	--	306	--	306

Net Income / (Loss)	$(113)	$989	$82	$989

Income / (Loss) Per Share:

Basic				$0.03

Diluted				$0.03

Shares Used in Calculation of Net
Income / (Loss) Per Share:

Basic				28,372

Diluted				28,383

The adjustments reflect the exchange of the indebtedness by the Company to Europa by removing the related interest expense. Basic and fully diluted earnings per share assume conversion of Series A, D, and E Preferred Stock on January 1, 2003. Fully diluted earnings per share also assumes conversion of exercisable options and warrants based on the terms of the agreements and the Company's traded market price subsequent to the Merger.

NOTE 10 ~ SUBSEQUENT EVENTS

SETTLEMENT AGREEMENT WITH WILLIAM TEITELBAUM

In October 2004 the Company entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the Company, under which Mr. Teitelbaum was issued 650,000 shares of common stock and Mr. Teitelbaum released the Company from claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc. The Settlement Agreement also requires the Company to use a portion of the proceeds it receives in a placement of its securities to repurchase up to $10 million of shares of common stock held by Mr. Teitelbaum at the purchase price of the securities sold in the placement, except that Mr. Teitelbaum may choose not to sell his shares if the purchase price in the placement is less than $1.75 per share. The purchase price for Mr. Teitelbaum's shares would be paid by the combination of a cash payment and delivery of a subordinated promissory note. If by March 31, 2005 the Company has not otherwise been required to purchase any of Mr. Teitelbaum's shares under the Settlement Agreement, the Company will be required to repurchase from Mr. Teitelbaum 650,000 shares of common stock at a purchase price of $1.00 per share. The value of the 650,000 shares of Common Stock issued to Mr. Teitelbaum under the Settlement Agreement is recorded as other non-operating expense in the amount of $149,500 at September 30, 2004.

F-11

TERMINATION AGREEMENT WITH THOMAS WADE

On October 19, 2004, the Company, its subsidiary, GVI Security Inc. and Thomas Wade, the beneficial holder of approximately 14% of Common Stock and previously the President of the Company's subsidiary, entered into a Mutual Separation Agreement whereby the parties mutually agreed to the termination of Mr. Wade's employment with the subsidiary. In accordance with Mr. Wade's employment agreement, Mr. Wade will be entitled to receive severance payments equal to one year of his annual base salary of $350,000. In addition, for a period of one-year, Mr. Wade will continue to receive a car allowance of $800 per month, an unaccounted for expense reimbursement of $1,200 per month, and medical benefits. The Company has recorded $374,000 in selling, general and administrative expense as of September 30, 2004 on account of this agreement. The Company also agreed that Mr. Wade's options to purchase 1,975,020 shares of our Common Stock vest in full. There was no effect on earnings for this acceleration. Mr. Wade has agreed to release the Company in full from any and all claims and to continue to be bound by all the terms of his employment agreement.

AFFILIATE BRIDGE FINANCING

On October 29, 2004, in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2) of the Act and Regulation D promulgated thereunder, the Company sold 23 "Units" for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates of the Company. Each Unit consists of (i) $50,000 principal amount of 12% Subordinated Secured Promissory Notes (the "Notes"), and (ii) the right to be issued warrants (the "Warrants") to purchase shares of the Company's common stock.

The purchasers of the Units were (i) Howard Safir, the Company's Chairman of the Board, (ii) Nazzareno E. Paciotti, a director of the Company and its Chief Executive Officer, (iii) a corporation wholly-owned by David Weiner, a director of ours until January 4, 2005, (iv) a limited partnership of which Joseph Rosetti, a director of the Company, is the principal, and (v) an equity fund managed by Fred Knoll, a director of ours until January 4, 2005.

ESI AGREEMENT

On November 5, 2004, the Company entered into a Memorandum of Understanding (the "Agreement") with E&S International Enterprises, Inc. ("ESI"). Pursuant to the Agreement, ESI will be the Company's exclusive distributor to retailers of consumer security products purchased by the Company from manufacturers. ESI will purchase these products from the Company at an initial price equal to 108% of the base cost to the Company, and the Company will be responsible for all warranty obligations with respect to the products, including servicing and supporting such products. The Agreement is for an initial term of three years and will automatically renew for one-year periods unless ESI provides notice to the Company at least 90-day's prior to the then end of the term of the Agreement of its intention not to renew the Agreement, subject to early termination rights of ESI as set forth in the Agreement. Pursuant to the Agreement, the Company has agreed to issue ESI warrants to purchase 3,000,000 shares of the Company's common stock at a price equal to the lowest offering price of the common stock in an offering of the Company's securities consummated prior to December 31, 2004 that results in gross proceeds to the Company of at least $10 million, or if no such offering is consummated, at a price of $1.50 per share. In addition, ESI may be issued up to an additional 3,000,000 shares of common stock upon attaining certain goals provided for in the Agreement.

F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GVI Security, Inc.
Carrollton, Texas

We have audited the accompanying balance sheets of GVI Security, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. All 2003 and prior shareholders’ equity share and per share amounts in the financial statements give retroactive effect to the reverse merger of GVI Security, Inc. with Thinking Tools, Inc. as described in the notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GVI Security, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, after giving retroactive effect to the reverse merger as discussed in Note 1 to the financial statements, in conformity with accounting principles generally accepted in the United States of America.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
March 29, 2004, except for Notes 1 and 10 as to which the date is September 27, 2004.

F-13

GVI SECURITY, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS
	2003	2002

CURRENT ASSETS

Cash	$69,114	$166,064
Accounts Receivable, Net Of Allowance For Doubtful Accounts Of
$447,523 and $125,000, Respectively	12,401,661	5,503,033
Inventory	8,368,117	6,270,967
Other Receivables	1,429,478	1,048,465
Prepaid Expenses And Other Assets	455,905	402,897
Deferred Income Taxes	301,503	--

Total Current Assets	23,025,778	13,391,426

PROPERTY AND EQUIPMENT, NET	565,316	264,646

OTHER ASSETS
Deferred Loan Origination Fee, Net Of Accumulated Amortization	5,500	10,168

TOTAL ASSETS	$23,596,594	$13,666,240

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$11,173,295	$8,549,800
Line Of Credit	--	3,346,621
Accrued Expenses	737,663	321,785
Federal Income Taxes Payable	456,157	--

Total Current Liabilities	12,367,115	12,218,206

LINE OF CREDIT	8,650,258	--

DEFERRED INCOME TAXES	89,326	--

STOCKHOLDERS' EQUITY
Preferred Stock, Series E, $.001 Par Value 1,000,000 Shares
Authorized, 1,000,000 Shares Issued and Outstanding
Convertible To 28,214,587 Shares Of Common Stock	1,000	1000
Additional Paid In Capital	574,000	574,000
Retained earnings	1,914,895	873,034

Total Stockholders' Equity	2,489,895	1,148,034

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$23,596,594	$13,666,240

 The Notes to Financial Statements are an integral part of these statements.

F-14

GVI SECURITY, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

INCOME

Sales, Net Of Returns, Allowances And Discounts	$56,254,573	$36,978,095
Lease Income	81,643	114,349

Total Income	56,336,216	37,092,444

COST OF GOODS SOLD	46,666,979	30,523,198

Gross Profit	9,669,237	6,569,246

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,648,812	5,133,082

Operating Income	2,020,425	1,436,164

INTEREST EXPENSE	227,698	244,370

Income Before Taxes	1,792,727	1,191,794

INCOME TAX EXPENSE (BENEFIT)
Current Tax Provision	748,042	56,021
Deferred Tax Benefit	(212,177)	--

Total Income Tax Expense	535,865	56,021

Net Income	$1,256,862	$1,135,773

Income Per Share Basic and Diluted	0.04	0.04

Shares Used In Calculation Of Net Income Per Share Basic and Diluted	28,214,587	28,214,587

The Notes to Financial Statements are an integral part of these statements.

F-15

GVI SECURITY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

					Additional
	Common Stock		Preferred Series E		Paid	Retained	Stockholders'
	Shares	Amount	Shares	Amount	In Capital	Earnings	Equity
Balance At December 31, 2001	230,000	$230	0	$-	$574,770	$289,761	$864,761

Converted GVI Common Stock
To Preferred Stock In Connection
With Reverse Merger	-230,000	(230)	1,000,000	1,000	(770)	-	-

Shareholder Distribution	0	-	0	-	-	(552,500)	(552,500)

Net Income	0	-	0	-	-	1,135,773	1,135,773

Balance At December 31, 2002	0	0	1,000,000	1,000	574,000	873,034	1,448,034

Shareholder Distribution	0	-	0	-	-	(215,001)	(215,001)

Net Income	0	-	0	-	-	1,256,862	1,256,862

Balance At December 31, 2003	0	$-	1,000,000	$1,000	$574,000	$1,914,895	$2,489,895

The Notes to Financial Statements are an integral part of these statements.

F-16

GVI SECURITY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$1,256,862	1,135,773
Adjustments To Reconcile Net Income To Net
Cash Provided By (Used In) Operating Activities:
Depreciation And Amortization	164,273	101,861
Increase (Decrease) In Cash Flows Due To Changes
In Operating Assets And Liabilities:
Accounts Receivable	(6,898,628)	(155,964)
Inventory	(2,097,150)	(4,179,425)
Prepaid Expenses And Other Assets	(53,008	) (360,852)
Other Receivables	(381,013)	(203,444)
Accounts Payable	2,623,495	4,863,677
Accrued Expenses	415,878	8,574
Income Taxes Payable	456,157	--
Deferred Income Taxes	(212,177)	--

Net Cash Provided By (Used In) Operating Activities	(4,725,311)	1,210,200

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase Of Property And Equipment	(460,275)	(189,795)

Net Cash Used In Investing Activities	(460,275)	(189,795)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds From Line Of Credit	44,744,230	33,086,245
Payments On Line Of Credit	(39,440,593)	(33,688,037)
Distribution To Shareholders For Taxes	(215,001)	(552,500)
Net Cash Provided By (Used In) Financing Activities	5,088,636	(1,154,292)

Net Decrease In Cash	(96,950)	(133,887)

CASH, BEGINNING OF YEAR	166,064	299,951

CASH, END OF YEAR	$69,114	$166,064

SUPPLEMENTARY INFORMATION TO
STATEMENT OF CASH FLOWS:
Cash Paid For Interest	$209,193	$237,136

Cash Paid For Taxes	$200,000	$--
The Notes to Financial Statements are an integral part of these statements.

F-17

GVI SECURITY, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization And Description Of The Business

GVI Security, Inc. was organized as a Delaware corporation and began operations on May 10, 2000. GVI Security, Inc. is the exclusive distributor of Samsung Electronics video security products in North, Central and South America, and distributes video surveillance and other security products to wholesale distributors and consumers. GVI's security products include both proprietary GVI solutions and Samsung Electronics components.

On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among Thinking Tools, Inc. (now GVI Security Solutions, Inc.), GVI Security, Inc. and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of Thinking Tools, GVI merged (the "Merger") with GVI Security Acquisition Corp., becoming the wholly-owned subsidiary of Thinking Tools, and the stockholders of GVI Security Inc. became stockholders of the Thinking Tools. References in these notes to “the Company” are references to GVI Security, Inc. as it existed before the Merger and the combined company after the Merger. As a result of the Merger, the business of GVI is now the Company's business.

For accounting purposes, because GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.) had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc.

Pre-acquisition shareholders’ equity of the Company was retroactively restated for the equivalent number of shares of Thinking Tools Inc. received by the Company in the merger, with the difference between the par value of Thinking Tools preferred stock and the Company’s common stock recorded as paid in capital. In the Merger, 230,000 shares of the Company’s common stock was converted to 1,000,000 shares of Thinking Tools Series E Preferred Stock. The Series E Preferred Stock was convertible into 1,833,947,909 shares of Thinking Tools common stock; and ultimately converted into 28,214,587 shares of common stock as a result of the 1-for-65 reverse stock split which occurred in April 2004.

Acquisition or Disposition of Assets

Pursuant to the Merger Agreement, on February 20, 2004, the Company acquired all of the outstanding capital stock of GVI by effecting the Merger. In the Merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of the Series E Stock, convertible into 1,833,947,909 shares of Thinking Tools common stock, which ultimately converted into 28,214,587 shares of common stock as a result of the 1-for-65 reverse stock split in April 2004. In addition, pursuant to the Merger Agreement, certain employees and directors of GVI were issued options to purchase an aggregate of approximately 2,821,458 shares of the Company's common stock (after giving effect to the reverse stock split) under the Company's 2004 Long-Term Incentive Plan (the "Stock Option Plan") adopted by the Company's Board of Directors prior to the Merger, in exchange for the cancellation of options to purchase shares of GVI's common stock held by such persons prior to the Merger. The Merger consideration was determined by the Company's Board of Directors after negotiation with GVI. The Stock Option Plan provides for the issuance of up to 5,939,913 shares of the Company's common stock pursuant to stock options and other common stock based awards granted under the Stock Option Plan.

Approximately 38.3% of the outstanding common stock of GVI prior to the Merger was held by a limited liability company of which Europa International, Inc. ("Europa") is a 52.5% member. Fred Knoll, a director of the Company, and formerly its Chairman, is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. Immediately prior to the Merger, and as a condition thereto, Europa exchanged a Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000 for 10,000 shares of the Series D Convertible Preferred Stock ("Series D Stock") of the Company, which ultimately converted into 1,187,983 shares of common stock.

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In connection with the Merger, and pursuant to the Merger Agreement, the Company entered into a Registration Rights Agreement with the former stockholders of GVI, Europa and Thinking Technologies, L.P., pursuant to which the Company agreed to register (i) the shares of the Company's common stock issuable upon conversion of the Series D Stock and Series E Stock, and (ii) the shares of the Company's common stock held by Thinking Technologies, L.P.

Pursuant to its obligations under the Merger Agreement, on March 23, 2004, the Company filed with the Securities and Exchange Commission, a Definitive Information Statement with respect to the approval by the Company's stockholders of (i) amendments to the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the Stock Option Plan, and (iii) the change of its name to GVI Security Solutions, Inc. These actions were approved of by the Board of Directors on February 26, 2004. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to such amendments in April 2004. In April 2004, all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock, and the Company effected a one-for-65 reverse common stock split.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as defined at December 31, 2003 or 2002.

Accounts Receivable

Trade receivables are presented on the balance sheet at outstanding principal adjusted for any charge offs. The Company maintains an allowance for doubtful receivables based on previous loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery. The allowance for doubtful accounts at December 31, 2003 and 2002 was $447,523 and $125,000, respectively. Note 8 includes a description of amounts due from related parties that are included in accounts receivable.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided for on straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

Earnings Per Share

The earnings per share of the Company were calculated on the basis of the 28,214,587 shares of Common Stock into which the Series E Preferred stock issued in the Merger converted into in April 2004. Stock options for 2,821,458 shares of common stock were not considered in the earnings per share calculations because the effect would have been anti-dilutive.

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Revenue Recognition

Sales revenue is recognized upon the shipment of merchandise to customers. Allowances for sales returns are recorded as a component of net sales in the period the allowances are recognized.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of goods sold.

Income Taxes

Until May, 2003, the Company elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, the Company did not provide for or pay Federal and certain corporate state income taxes on its taxable income for the year ended December 31, 2002, and for the period until May, 2003. Instead, the stockholders were liable for individual Federal and state income taxes on their share of the Company's taxable income.

In May, 2003, the Company lost its status as an "S" Corporation and became a "C" corporation when a disqualified entity acquired stock. Accordingly, a provision has been made for income tax based upon the prorated taxable income for the year. Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

Stock Based-Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan (Note 10) is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the year ended December 31, 2003 would have been as follows:

Net income, as reported	$1,256,862
Stock-based employee compensation expense,
Net of related tax effects	(11,097)
Net income, pro forma	$1,245,765

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The weighted average fair value of options granted during 2003 was $1.72. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free rate of return	1.5%
Option lives in years	3
Annual volatility of stock price	0.0%
Dividend yield	0.0%

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable and the useful lives of property and equipment.

Advertising

Advertising costs are expensed as incurred. The advertising costs, which included various promotional incentives and trade show participation, for the year ended December 31, 2003 and 2002, were reimbursed by Samsung in the form of marketing incentives and reimbursement for trade show participation.

Note 2. Property and Equipment

Property and equipment at December 31, 2003 and 2002 consist of the following:

	Useful Lives
	In Years
		2003	2002

Furniture and fixtures	5-7	$61,403	$51,403
Office and warehouse equipment	2-7	517,981	116,598
Leasehold improvements	2-7	27,000	27,000
Computer equipment and software	3-5	251,782	202,890
---------- ------------
		858,166	397,891
Less: accumulated depreciation	292,850	133,245
		$565,316	$264,646

Note 3. Credit Facilities

The Company had a line of credit agreement with Fleet National Bank, which provided the Company with a line of credit of $5,000,000 for working capital and general corporate purposes. The agreement expired in May 2003 and was extended through October 2003.

The interest rate on the revolving credit line was either Libor plus 3.5% or prime plus one percent at the Company's discretion when funds were borrowed, with interest payable monthly. The Company had $2,100,000 outstanding at Libor plus 3.5% which at December 31, 2002 was 4.92% and $1,246,621 outstanding at prime plus 1% which at December 31, 2002 was 6%.

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In accordance with the terms of the loan agreement, the outstanding principal amount could not exceed the lesser of (a) $5,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $1,500,000. The Company was required to pay a monthly facility fee of .25% for the unused portion of the revolving credit facility and an annual collateral management fee. Substantially all of the assets of the Company were pledged as collateral securing the line of credit. Additionally, two stockholders of the Company had jointly and severally guaranteed the first $500,000 of the Company's borrowings. The loan contained certain financial and other covenants with which the Company was in compliance.

Effective November 1, 2003, the Company entered a line of credit agreement with Comerica Bank, which provides the Company with a line of credit of $10,000,000 for working capital and general corporate purposes. The agreement expires on November 1, 2005.

The Company has the option to designate a portion of the unpaid principal balance to bear interest at a rate determined by prime and to designate a portion of the unpaid principal balance to bear interest at a rate determined by a Eurodollar rate. At December 31, 2003, the balance drawn on the line was $8,650,258 and the effective rate was 3.75%.

In accordance with the terms of the loan agreement, the outstanding principal amount shall not exceed the lesser of (a) $10,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $3,000,000. The Company is required to pay a quarterly commitment fee on the unused portion of the revolving credit facility. Substantially all of the assets of the Company are pledged as collateral securing the line of credit. The loan contains certain financial and other covenants with which the Company was either in compliance at December 31, 2003 or obtained an appropriate waiver from the lender.

Note 4. Income Taxes

The current tax provision consists of the following:

	2003	2002

Federal	$656,157	$--
State	91,885	56,021
	$748,042	$56,021
Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as follows:

Current deferred tax assets	2003

Allowance for doubtful accounts	$152,158
Inventory reserve	63,240
Uniform capitalization of inventory costs	69,105
Accrued bonus	17,000
301,503
Noncurrent deferred tax liabilities
Property and equipment	(89,326)
Net	$212,177

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The Company's effective tax rate differs from the expected federal income tax rate as follows:

2003

Income tax at statutory rates (34%)	$609,527
Effects of permanent differences	25,148
State income taxes effect	60,645
Effects of change in tax status	(159,455)
Income tax provision (30%)	$535,865

As described in Note 1, the Company converted from an "S" corporation to a "C" corporation in May, 2003. Prior thereto, the Company was not liable for federal or certain state income taxes. The reported 2002 income tax provision consists entirely of state income taxes.

Note 5. 401(k) Plan

The Company has a 401(k) profit-sharing plan covering all of its eligible employees. The Plan provides for annual discretionary employer and employee contributions. No contributions were made to the plan for 2003 and 2002.

Note 6. Commitments

The Company leases warehouse and office space under an agreement which expired in October 2003, and is continuing on a month to month basis. A lease agreement for a new location was signed by the Company in 2004. Under the terms of the new lease, the Company pays no rent for the six months, then pays monthly rent of $25,704 for the remainder of the sixty-six month lease. The Company also has entered into a lease for additional office space effective January 1, 2004, with rent payments of $3,500 per month for a term of six months.

The minimum annual rentals under non-cancelable leases are as follows:

Year Ended
December 31,
2004	$72,408
2005	308,447
2006	308,447
2007	308,447
2008	308,447
Thereafter	257,040
$1,563,236

Rent expense amounted to $141,424 and $113,164 for the years ended December 31, 2003 and 2002, respectively.

Note 7. Concentration of Risk

Samsung Electronics Exclusive Product Distribution Agreement

The Company has signed an exclusive product distribution agreement with Samsung that is renewable annually if the Company purchases from Samsung the "Annual Volume Targets," as defined, agreed to for that year. Under the terms of the product distribution agreement, Samsung will provide a reasonable amount of product to demonstrate its products and provide samples for customer testing, for distributors use in training purchasers, wholesale distributors and the Company's personnel and to support other distributors. In addition, the agreement provides for Samsung to reimburse the Company for various marketing and trade show expenses. The agreement also provides for the Company to earn a commission on sales of private label products to new Original Equipment Manufacturers.

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The account caption on the balance sheets "other receivables" is comprised primarily of commissions and other amounts due from Samsung under the distribution agreement.

For the years ended December 31, 2003 and 2002, the Company purchased approximately 79% and 85% of total purchases, respectively, from Samsung.

Major Customer

The Company has one major customer that is a purchasing entity for a major national retailer. Approximately 53% and 56% of the Company's sales for the years ended December 31, 2003 and 2002, respectively, were from this customer and approximately $4,344,000 and $1,320,000 of the Company's accounts receivable at December 31, 2003 and 2002, respectively, were due from the customer.

Cash Credit Risk Concentration

The Company maintains accounts in a financial institution and at times the balances may be in excess of the FDIC insurance limit. The Company periodically evaluates this financial institution and does not believe it is exposed to undue risk of loss.

Note 8. Related Party Transactions

In the normal course of business, the Company conducts certain transactions with a company owned by a shareholder. During 2003 and 2002, the Company made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company, which are included in accounts receivable, were $207,507 and $74,739, respectively.

Note 9. Litigation

A shareholder of the Company has asserted a claim with respect to warrants allegedly issued by the Company. The Company asserts that the transaction required board of directors' approval, which was never obtained. The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

Note 10. 2003 Stock Incentive Plan

In July 2003, the Company adopted the GVI Security, Inc. 2003 Stock Incentive Plan. On July 22, 2003, the Company granted options to purchase 23,000 shares of common stock under that plan. As a result of Merger, and after giving effect to the 1-for-65 reverse stock split which occurred April 2004, the options for 23,000 shares of GVI stock were converted to options to purchase 2,821,458 shares of common stock at a price of $2.60 per share, which vest as follows:

	Weighted
	Number of	Average
	Shares	Price

Balance, December 31, 2002	--	$--
Granted	2,821,458	$2.60
Exercised	--	$--
Cancelled	--	$--
Balance, December 31, 2003	2,821,458	$2.60
Exercisable, December 31, 2003	1,199,120	$2.60

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Note 11. Subsequent Events

Bio-AccessID, LLC

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 15% of Bio-Access.

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